Registration No. 333-130842
Filed Pursuant to Rule 424(b)(3)
RIVERSIDE BANCSHARES, INC.
1200 Johnson Ferry Road
Marietta, Georgia 30068
SPECIAL MEETING OF SHAREHOLDERS
     You are cordially invited to attend a special meeting of shareholders of Riverside Bancshares, Inc. to be held at the main office of Riverside Bank, 1200 Johnson Ferry Road, Marietta, Georgia 30068, on Tuesday, March 14, 2006, at 7:30 a.m. local time.
     At the special meeting you will be asked to vote upon a proposal to approve the acquisition of Riverside by Synovus Financial Corp. by means of the merger of Riverside with and into Synovus.
     In the merger, each share of Riverside common stock, excluding those shares of Riverside common stock as to which dissenters’ rights have been duly and validly exercised in accordance with Georgia law, will be converted into 1.10 shares of Synovus common stock. Because the price of Synovus common stock fluctuates, the value of the securities you will receive will fluctuate on a day-to-day basis. Assuming the merger had been completed on January 30, 2006, you would be entitled to receive Synovus shares with a market value of approximately $30.61 for each share of Riverside common stock that you own. Shareholders of Riverside generally will not recognize a gain or loss for tax purposes in connection with the conversion of their shares of Riverside common stock into Synovus common stock.
     Synovus common stock is traded on the New York Stock Exchange and Synovus has registered 6,485,197 shares of its common stock for issuance in connection with the merger.
     Riverside has received from its financial advisor, Burke Capital Group, L.L.C., an opinion that the terms of the transaction are fair from a financial point of view to the shareholders of Riverside.
     The merger cannot be completed unless holders of a majority of the outstanding shares of Riverside Class A and Class B common stock that are entitled to vote on the merger approve it. Holders of the Class A and Class B common stock will vote together as a single class. The board of directors and executive officers of Riverside together own approximately 59% of the outstanding shares entitled to vote at the meeting, and they are expected to vote their shares in favor of the merger. As a result, the approval of the merger is virtually assured. The board of directors urges you to consider the enclosed material carefully and recommends that you vote “FOR” approval of the merger.
     Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your card or vote in person, the effect will be a vote against the merger.
     On behalf of the Board of Directors of Riverside, we urge you to vote “FOR” the merger.

Kessel D. Stelling, Jr.
Chairman and Chief Executive Officer
Riverside Bancshares, Inc.
     Neither the Securities and Exchange Commission nor any state securities commission has approved of the securities to be issued in the merger or determined if this document is accurate or adequate. It is illegal to tell you otherwise. The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Please see “Risk Factors” beginning on page 9 for a description of the factors that may affect the value of Synovus common stock to be issued in the merger and that should be considered by Riverside shareholders with respect to the merger of Riverside with and into Synovus.
     The date of this document is February 1, 2006, and it is first being mailed to the shareholders of Riverside on or about February 7, 2006.

RIVERSIDE BANCSHARES, INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To be held on March 14, 2006
To Our Shareholders:
          Notice is hereby given that a special meeting of the shareholders of Riverside Bancshares, Inc. will be held at the main office of Riverside Bank, 1200 Johnson Ferry Road, Marietta, Georgia 30068 on Tuesday, March 14, 2006, at 7:30 a.m. local time, for the following purposes:
1.	To consider and vote upon a proposal to approve and adopt the merger agreement, dated as of September 6, 2005 and amended December 27, 2005, between Synovus Financial Corp. and Riverside Bancshares, Inc. Under the terms of the merger agreement, Riverside Bancshares, Inc. will be merged into Synovus, and Riverside Bancshares, Inc. shareholders will receive shares of Synovus common stock as more fully described in the accompanying document dated February 1, 2006.

2.	To consider and vote upon such other matters as may properly come before the special meeting or any adjournments or postponements of the special meeting.
          Only shareholders of record on February 1, 2006 are entitled to receive notice of the special meeting and to vote at the special meeting.
          The merger is described in the accompanying document, which you are urged to read carefully. A copy of the merger agreement is attached as Appendix “A” to the accompanying document.
          Shareholders of Riverside Bancshares, Inc. have the right to dissent from the merger and receive payment in cash of the fair value of their shares of Riverside Bancshares, Inc. common stock upon compliance with the dissenters’ rights provision of the Georgia Business Corporation Code, a copy of which is attached as Appendix “B” to the accompanying document.

By Order of the Board of Directors

Kessel D. Stelling, Jr. Chairman and Chief Executive Officer

Marietta, Georgia February 1, 2006
          Please mark, date, sign and promptly return the enclosed proxy card so that your shares may be voted in accordance with your wishes and so that a quorum may be assured. The giving of a proxy does not affect your right to vote in person if you attend the special meeting.
          The Board of Directors of Riverside Bancshares, Inc. Unanimously Recommends that you Vote in Favor of the Merger.
Do Not Send Stock Certificates With Your Proxy Card.

REFERENCES TO ADDITIONAL INFORMATION
     This document incorporates important business and financial information about Synovus Financial Corp. from documents filed with the Securities and Exchange Commission, which in this document we refer to as the SEC, that are not included in or delivered with this document. The information is available to you without charge upon your written or oral request to Synovus Financial Corp., which in this document we refer to as Synovus. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Synovus at the following address:
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
Attn: G. Sanders Griffith, III
Senior Executive Vice President,
General Counsel & Secretary
Telephone: (706) 649-2267
     You also may obtain these documents at the SEC’s web site, www.sec.gov, and you may obtain certain of these documents at Synovus’ web site, www.synovus.com, by selecting “Investor Relations” and then selecting “Financial Reports” and then selecting “SEC Filings.” Other information contained on Synovus’ web site is expressly not incorporated by reference into this document.
     If you would like to request documents, please do so by March 3, 2006 in order to receive them before the special meeting.
     Please see “Where You Can Find More Information” on page 44 for further information.

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ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why is the merger being proposed?

A:	Riverside Bancshares, Inc.’s board of directors believes the merger is in the best interests of Riverside Bancshares, Inc., which in this document we refer to as Riverside, and will provide significant benefits to its shareholders. Synovus’ board of directors believes that the acquisition of Riverside will offer Synovus the opportunity to expand its banking operations in the attractive banking market of Atlanta, Georgia. To review the background and reasons for the merger in greater detail, see pages 13 through 15.

Q:	What will I receive in the merger?

A:	Riverside shareholders will receive 1.10 shares of Synovus common stock for each share of Riverside common stock they hold. Because the market price of Synovus common stock fluctuates, the value of securities you will receive will fluctuate on a day-to-day basis.

Synovus will not issue fractional shares in the merger. Instead, Riverside shareholders will receive a cash payment, without interest, for the value of any fraction of a share of Synovus common stock that they would otherwise be entitled to receive, based upon the closing price of Synovus common stock on the last business day immediately prior to the effective date of the merger.

Q:	What happens as the market price of Synovus common stock fluctuates?

A:	Because the market price of Synovus common stock fluctuates, at the time you vote you will not know what the shares will be worth when issued in the merger.

Q:	When is the merger expected to be completed?

A:	We expect to complete the merger in the first quarter of 2006.

Q:	What are the income tax consequences of the merger to me?

A:	Powell Goldstein LLP has issued an opinion, which it will confirm as of the effective date of the merger, that the merger will qualify as a reorganization under Section 368 of the Internal Revenue Code. Riverside shareholders generally will not recognize gain for federal income tax purposes as a result of the surrender of Riverside common stock for receipt of Synovus common stock (except to the extent of cash received in lieu of fractional shares or as a result of the exercise of dissenters’ rights). Your tax treatment may depend on your specific situation and many variables not within our control You should consult your own tax advisor for a full understanding of the tax consequences to you of the merger.

Q:	What am I being asked to vote upon and what is the required shareholder vote?

A:	You are being asked to approve the merger of Riverside into Synovus. Approval of the proposal requires the affirmative vote of holders of a majority of the shares of outstanding Class A and Class B common stock of Riverside, which are collectively referred to in this document as Riverside common stock, that are entitled to vote on the merger, voting together and not as separate classes. Riverside’s board of directors encourages you to vote at the special meeting. The Riverside board of directors has unanimously approved and adopted the merger agreement and recommends that Riverside shareholders vote FOR the approval of the merger.

Q:	What should I do now?

A:	You should read this document carefully and determine whether you desire to vote for approval of the merger.

Q:	Should I send in my stock certificates now?

A:	No. If the merger is completed, we will send you written instructions for exchanging your Riverside common stock certificates for Synovus common stock certificates.

WHO CAN HELP ANSWER YOUR QUESTIONS
     If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:
Riverside Bancshares, Inc.
1200 Johnson Ferry Road
Marietta, Georgia 30068
Attn: Phil Resch
Telephone: (770) 977-8585

SUMMARY
     This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents to which we refer you, including the merger agreement. See “Where You Can Find More Information” on page 44. Each item in this summary refers to the page where that subject is discussed in more detail.
The Companies (page 36)
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
Telephone: (706) 649-5220
     Synovus is a diversified financial services company whose stock is traded on the New York Stock Exchange, or NYSE, under the symbol “SNV.” As of September 30, 2005, Synovus had total assets of approximately $27.1 billion, total deposits of $20.3 billion, shareholders’ equity of $2.9 billion and net loans of $20.6 billion. Synovus and its 39 commercial banking subsidiaries presently provide banking services in offices located in Georgia, Alabama, Florida, South Carolina and Tennessee. Synovus also provides a variety of other financial services including mortgage banking, securities brokerage, insurance agency, equipment leasing and trust services. In addition, Synovus holds an 81% interest in Total System Services, Inc., which in this document we refer to as TSYS, an electronic payment processing company whose stock is traded on the NYSE.
Riverside Bancshares, Inc.
1200 Johnson Ferry Road
Marietta, Georgia 30068
Telephone: (770) 977-8585
     Riverside is registered as a bank holding company under the Bank Holding Company Act. As of September 30, 2005, Riverside had total assets of approximately $668.6 million, total deposits of $520.4 million, shareholders’ equity of $45.1 million and net loans of $465.8 million. Riverside has one banking subsidiary, Riverside Bank, Marietta, Georgia, which provides services through its five full-service banking offices. All references to Riverside refer to Riverside Bancshares, Inc. and its subsidiary bank, unless the context otherwise requires.
The Merger (page 12)
     If the merger is approved by Riverside’s shareholders, Riverside will be merged into Synovus, and Riverside’s banking subsidiary, through which it operates, will initially become a wholly owned subsidiary of Synovus and will shortly thereafter be merged into Bank of North Georgia, a banking subsidiary of Synovus. The merger requires the approval of the holders of a majority of the Riverside common stock outstanding on the record date. The directors and executive officers of Riverside together own approximately 59% of the outstanding shares entitled to vote at the meeting, and we expect them to vote their shares in favor of the merger.
     We have attached the merger agreement as Appendix “A” to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.
Riverside’s Reasons for the Merger (page 15)
     In reaching its decision to approve and recommend approval of the merger agreement, the Riverside board of directors considered a number of factors, including the following:
•	the value of the consideration to be received by Riverside shareholders relative to the book value and earnings per share of Riverside common stock;

•	certain information concerning the financial condition, results of operations and business prospects of Synovus;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Synovus;

•	the average daily trading volumes of shares of Synovus common stock;

•	the alternatives to the merger, including remaining an independent institution;

•	the competitive and regulatory environment for financial institutions generally;

•	the expanded range of banking services that the merger will allow Riverside Bank to provide its customers;

•	the enhanced career opportunities and benefits afforded Riverside Bank employees as a result of the merger;

•	the expected new dividend yield for Riverside shareholders from owning Synovus common stock;

•	the fact that the merger will enable Riverside shareholders to exchange their shares of Riverside common stock for shares of common stock of a regional bank, the stock of which is widely held and actively traded, and that such consideration will be received tax-free; and

•	the opinion of Burke Capital Group, L.L.C. that the consideration to be received by Riverside shareholders as a result of the merger is fair from a financial point of view.
Opinion of Riverside’s Financial Advisor (page 16)
     Riverside asked its financial advisor, Burke Capital Group, L.L.C., for advice on the fairness, from a financial point of view, of the merger consideration to Riverside’s shareholders. Burke Capital Group has delivered its written opinion to the Riverside board that as of September 6, 2005, when the merger agreement was executed, and December 27, 2005, when it was amended, the merger consideration was fair, from a financial point of view, to the shareholders of Riverside. The opinion, as updated, is attached as Appendix “C” to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Burke Capital Group. Burke Capital Group’s opinion is addressed to the Riverside board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger. You should also be aware that the opinion of Burke Capital Group does not address the fairness of the merger consideration at the time the merger is completed or at any time other than the date of the opinion.
Riverside Special Shareholders’ Meeting (page 10)
     The special meeting will be held at the main office of Riverside Bank, 1200 Johnson Ferry Road, Marietta, Georgia on Tuesday, March 14, 2006, at 7:30 a.m. local time.
Conditions to the Merger (page 24)
     Consummation of the merger is subject to various conditions, including:
•	receipt of Riverside shareholder approval;

•	receipt of the necessary regulatory approvals;

•	receipt of an opinion from Powell Goldstein LLP regarding tax aspects of the merger; and

•	satisfaction of other customary closing conditions.
     The regulatory approvals necessary to consummate the merger and the other transactions contemplated by the merger agreement include the approval of the Board of Governors of the Federal Reserve System, which in this document we refer to as the Federal Reserve Board, and the Georgia Department of Banking and Finance. The merger has been approved by the foregoing regulatory agencies.

Accounting Treatment (page 29)
     The merger will be accounted for as a purchase for financial reporting purposes.
Material United States Federal Income Tax Consequences of the Merger (page 28)
     We expect that Synovus, Riverside and Riverside shareholders will not recognize any gain or loss for United States federal income tax purposes as a result of the merger. The boards of directors of both companies have received an opinion of tax counsel that the above will be the federal income tax consequences of the merger. A copy of this opinion is attached to this document as Appendix “D.” The opinion will not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Riverside shareholder that exercises dissenters’ rights. Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences.
Effective Date of Merger (page 12)
     The merger will become effective when all of the conditions to the merger have been satisfied and Articles of Merger are filed with the Georgia Secretary of State. Subject to the conditions specified in the merger agreement, the parties anticipate that the merger will become effective in the first quarter of 2006. There can be no assurances, however, as to whether or when the merger will occur.
Dissenters’ Rights (page 34)
     Holders of Riverside common stock are entitled to dissent from the merger under Georgia law and, if the merger is consummated, to receive payment in cash for the fair value of their shares, upon compliance with the dissenters’ rights provisions of the Georgia Business Corporation Code. To preserve these rights, a shareholder must not vote in favor of the merger and must deliver to Riverside a written notice of intent to demand payment for such shareholder’s shares before the vote on the merger at the special meeting of Riverside shareholders. The delivery of a proxy or vote against the merger is not considered such a notice. Failure to follow required procedures may result in the loss of statutory dissenters’ rights. Dissenters’ Rights are addressed in more detail beginning on page 34.
Risk Factors (page 9)
     In addition to the other information included in this document, including the matters addressed in “Forward-Looking Statements” on page 9, you should carefully consider the material risk factors to the merger, beginning on page 9, in determining whether to vote in favor of the merger.
Interests of Riverside’s Directors and Executive Officers in the Merger (page 27)
     Certain executive officers of Riverside have interests in the merger that are different from your interests. For example, Kessel D. Stelling, Jr., Chairman and Chief Executive Officer of Riverside, has entered into an employment agreement with Synovus, effective on the date the merger is completed, providing for his continued employment as the Chairman and Chief Executive Officer of Riverside Bank, and upon its merger into Bank of North Georgia as President and Chief Operating Officer of Bank of North Georgia, for a period of five years following the merger. In addition, Mr. Stelling and Riverside’s other directors and executive officers hold stock options that will become exercisable immediately prior to the effectiveness of the merger.
Termination of the Merger Agreement (page 27)
     Either Riverside or Synovus may terminate the merger agreement under the following circumstances, among others:
•	the mutual consent of Synovus and Riverside;

•	if the merger is not completed before April 30, 2006, unless the failure to consummate by this time is due to a breach of the merger agreement by the party seeking to terminate; or

•	failure of any of the conditions set forth in the merger agreement unless the failure is due to a breach of the merger agreement by the party seeking to terminate.
     Also, Riverside may terminate the merger agreement if the average closing price of the Synovus common stock on the NYSE for the 10 trading days prior to the effective date of the merger is less than $23.00 per share. Synovus may terminate the merger agreement if the average closing price of the Synovus common stock on the NYSE for the 10 trading days prior to the effective date of the merger is greater than $35.00 per share.
No Solicitation (page 26)
     Riverside has agreed that until the completion of the merger, Riverside will not directly or indirectly take any specified actions with respect to any acquisition proposal. However, notwithstanding these restrictions, Riverside may, if necessary to comply with its fiduciary obligations and subject to other qualifications and conditions, furnish information and engage in discussions or negotiations in response to unsolicited acquisition proposals.
Effect of Merger on Rights of Riverside Shareholders (page 30)
     Riverside is a Georgia corporation and, therefore, the rights of shareholders of Riverside currently are determined by reference to the Georgia Business Corporation Code and Riverside’s Articles of Incorporation and bylaws. At the effective time of the merger, shareholders of Riverside will become shareholders of Synovus, which is a Georgia corporation. As a result, your rights as shareholders of Synovus will then be determined by reference to the Georgia Business Corporation Code and Synovus’ Articles of Incorporation and bylaws. There are various differences between Synovus’ Articles of Incorporation and bylaws and Riverside’s Articles of Incorporation and bylaws.
Comparative Market Price Information and Dividends
     Synovus common stock is listed on the NYSE under the symbol “SNV.” On December 28, 2005, there were approximately 327 holders of record of Riverside common stock. Trading in the Riverside Class A common stock is reported under the symbol “RSBK” via an internet-based, real-time securities quotation service known as the “pink sheets.” The Class B common stock is not listed in the pink sheets and has traded only sporadically. Management believes the prices paid for the Class B common stock represent the same price that would have been paid for the Class A common stock. As a result, and given that the Class B common stock will convert to Class A common stock on a one-to-one basis immediately prior to the effective time of the merger, the equivalent prices shown below apply equally to the Riverside Class A and Class B common stock.
The following table presents, for September 2, 2005 and January 30, 2006:
•	the last reported sale price of one share of Synovus common stock, as reported on the NYSE Composite Transaction Tape;

•	the last reported sale price of Riverside Class A common stock as reported in the pink sheets; and

•	the equivalent per share price of Riverside common stock, giving effect to the merger.
     September 2, 2005 was the last full trading day before the public announcement of the proposed merger, and January 30, 2006, was the last day for which such information could be calculated before the date of this document. The equivalent price per share data for Riverside common stock has been determined by multiplying the last reported sale price of one share of Synovus common stock on each of these dates by the per share exchange ratio of 1.10.

			Equivalent Price Per Share
	Synovus	Riverside	of Riverside
Date	Common Stock	Common Stock	Common Stock
September 2, 2005	$28.75	$26.00	$31.62
January 30, 2006	$27.83	$30.50	$30.61
     The table below shows the high and low closing prices of Synovus common stock as reported by the New York Stock Exchange and the high and low sale prices of Riverside Class A common stock as reported in the pink sheets, together with each company’s cash dividends declared per share for the last two fiscal years plus the interim period.

	Synovus			Riverside
			Cash			Cash
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
March 31, 2006*	$27.83	$26.92	—	$31.90	$28.40	—

Quarter Ended
March 31, 2005	$28.51	$26.59	$0.1825	$36.00	$18.50	$0.06	‡
June 30, 2005	29.49	26.98	0.1825	25.50	20.00	0.06	‡
September 30, 2005	29.95	27.02	0.1825	33.00	22.00	0.06	‡
December 31, 2005	28.42	26.49	0.1825	29.50	26.50	0.06	‡

Quarter Ended
March 31, 2004	$28.82	$22.67	$0.1733	19.00	18.00	0.05
June 30, 2004	25.75	23.31	0.1733	19.00	18.05	0.05
September 30, 2004	26.50	24.49	0.1733	21.50	18.00	0.05
December 31, 2004	28.89	26.50	0.1733	25.00	19.00	0.05

*	Through January 30, 2006.

‡	Cash dividends on the Class B common stock, which was initially authorized in December 2004, were $.063 per share in the quarter indicated.
     The Riverside Class B common stock has traded only seven times since its issuance in December 2004, in each case in a sale back to Riverside or to its majority shareholder. The trades took place in the second, third and fourth quarters of 2005, with high and low sales prices of $25.00 and $23.00 per share for the second quarter; $26.00 and $25.00 per share for the third quarter; and $29.98 and $29.31 per share for the fourth quarter.
SELECTED FINANCIAL DATA
          The following tables show summary historical financial data for Synovus. The information in the following tables was derived from historical financial information contained in annual and quarterly reports and other information Synovus has filed with the SEC. When you read the summary financial information provided in the following table, you should also read the historical financial information contained in annual and quarterly reports and other information Synovus has filed with the SEC. See “WHERE YOU CAN FIND MORE INFORMATION” on page 44.

Synovus Financial Corp.
Selected Financial Data
(Dollars in thousands, except per share data)

	Nine Months Ended
	September 30,
	(unaudited)		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income Statement Data:
Total revenues (a)	$2,124,932	1,769,406	$2,381,615	2,129,902	1,949,688	1,792,286	1,626,966
Net interest income	708,752	636,643	860,679	763,064	717,504	629,791	562,332
Provision for losses on loans	61,745	54,464	75,319	71,777	65,327	51,673	44,341
Non-interest income (b)	1,416,778	1,132,674	1,521,011	1,369,329	1,234,822	1,164,217	1,065,415
Non-interest expense	1,430,262	1,190,280	1,588,366	1,422,143	1,299,470	1,232,483	1,155,176
Net income	379,186	318,311	437,033	388,925	365,347	311,616	262,557

Per Share Data:
Net income — basic	$1.22	1.04	$1.42	1.29	1.23	1.07	0.93
Net income — diluted	1.20	1.03	1.41	1.28	1.21	1.05	0.92
Cash dividends declared	0.55	0.52	0.69	0.66	0.59	0.51	0.44
Book Value	9.21	8.32	8.52	7.43	6.79	5.75	4.98

Balance Sheet Data:
Investment securities	$2,821,018	2,621,120	$2,695,593	2,529,257	2,237,725	2,088,287	2,077,928
Loans, net of unearned income	20,904,677	18,871,056	19,480,396	16,464,914	14,463,909	12,417,917	10,751,887
Total assets	27,075,090	24,389,493	25,050,178	21,632,629	19,036,246	16,654,891	14,908,092
Deposits	20,279,210	17,774,384	18,577,468	15,941,609	13,928,834	12,146,198	11,161,710
Long-term debt	2,256,388	1,740,103	1,879,583	1,575,777	1,336,200	1,052,943	840,859
Shareholders’ equity	2,874,906	2,576,714	2,641,289	2,245,039	2,040,853	1,694,946	1,417,171
Average total shareholders’ equity	2,763,529	2,427,096	2,479,404	2,166,777	1,855,492	1,548,030	1,303,634
Average total assets	25,997,334	22,802,429	23,275,001	20,412,853	17,414,654	15,375,004	13,466,385

Performance Ratios and Other Data:
Return on average assets (c)	1.95%	1.86	1.88%	1.91	2.10	2.03	1.95
Return on average equity (c)	18.35	17.52	17.63	17.95	19.69	20.13	20.14
Net interest margin, before fees	4.01	3.90	3.92	3.90	4.27	4.28	4.36
Net interest margin, after fees	4.15	4.25	4.22	4.26	4.65	4.65	4.70
Efficiency ratio (d)	50.00	52.58	52.06	53.34	52.07	53.80	55.35
Dividend payout ratio (e)	45.83	50.49	48.94	51.56	48.76	48.57	47.83
Average shareholders’ equity to average assets	10.63	10.64	10.65	10.61	10.65	10.07	9.68
Average shares outstanding, basic	311,204	306,435	307,262	302,010	297,325	290,304	283,552
Average shares outstanding, diluted	314,648	309,348	310,330	304,928	301,197	295,850	286,882

(a)	Consists of net interest income and non-interest income, excluding securities gains (losses).

(b)	Includes reimbursable items, and with respect to the year ended December 31, 2002, impairment loss on private equity investment of $8.4 million (pre-tax).

(c)	Returns for the nine months ended September 30, 2005 and 2004 are annualized.

(d)	For the Financial Services segment, which excludes TSYS.

(e)	Determined by dividing dividends declared per share (except those of TSYS) by net income per diluted share.
RISK FACTORS
     In addition to the other information contained in or incorporated by reference into this document, including Synovus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Synovus’ Quarterly Reports on Form 10-Q for the quarters ended March 31,2005, June 30, 2005 and September 30, 2005, Riverside shareholders should carefully consider the matter described below deciding whether to vote to approve the merger agreement.
     You may receive shares of Synovus common stock with a market value lower than you expected.
     Synovus is offering to issue 1.10 shares of Synovus common stock for each share of Riverside common stock. This exchange ratio will not be adjusted for changes in the market price of Synovus common stock. Any change in the price of Synovus common stock prior to the merger will affect the value that Riverside shareholders will receive in the merger. If the market price of Synovus common stock declines, then the value of the consideration you will receive will decline as well. Stock price variations may result from a variety of factors that are beyond our control, including, market assessments of the likelihood the merger will be consummated, regulatory considerations, general market and economic conditions, and changes in, or market perceptions of changes in, the business operations or prospects of Synovus and its subsidiaries.
     The price of Synovus common stock at and after the effective date of the merger may vary from its prices on (a) September 6, 2005, the date the merger agreement was executed and the initial fairness opinion was rendered, (b) December 27, 2005, the date the amendment to the merger agreement was executed and the updated fairness opinion was rendered, (c) the date of this document and (d) the date of Riverside’s special meeting of shareholders. Because the effective date of the merger will follow the date of Riverside’s special meeting of shareholders, at the time of the special meeting you will not know the market value of the Synovus common stock that you may receive upon completion of the merger.
FORWARD-LOOKING STATEMENTS
     Synovus and Riverside make forward-looking statements in this document, and Synovus also makes forward-looking statements in its reports filed with the SEC that we incorporate by reference in this document, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations. Also, when we use any of the words “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. A variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our business include, but are not limited to, those discussed in the reports filed by Synovus with the SEC that are incorporated in this document by reference and those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:
•	those risks and uncertainties we identify or discuss in our filings with the SEC;

•	our cost savings from the merger are less than we expect, or we are unable to obtain those cost savings as soon as we expect;

•	costs or difficulties relating to the integration of Riverside may be greater than expected;

•	revenue losses resulting from TSYS’s loss of the Bank of America consumer card portfolio processing business may be greater than expected;

•	we lose more deposits, customers, or business than we expect;

•	competition in the banking industry increases significantly;

•	our integration costs are higher than we expect or our operating costs after the merger are greater than we expect;

•	the merger does not generate the synergies we expect;

•	technological changes and systems integration are harder to make or more expensive than we expect;

•	changes in the interest rate environment reduce our margins;

•	general economic or business conditions are worse than we expect;

•	legislative or regulatory changes occur which adversely affect our business;

•	changes occur in business conditions and inflation; and

•	changes occur in the securities markets.
     Management of each of Synovus and Riverside believes the forward-looking statements about its company are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Forward-looking statements speak only as of the date they are made and Synovus and Riverside undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
THE SPECIAL MEETING
     We are furnishing this document to shareholders of Riverside in connection with the solicitation of proxies by the board of directors of Riverside for use at the special meeting of its shareholders.
Date, Time and Place
     The special meeting will be held at the main office of Riverside Bank, 1200 Johnson Ferry Road, Marietta, Georgia 30068 on Tuesday, March 14, 2006, at 7:30 a.m. local time.
Matters to Be Considered at the Special Meeting
     At the special meeting, the shareholders of Riverside will be asked to consider and vote upon the approval of the merger, and such other matters as may properly be brought before the special meeting.
     The Riverside board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and recommends that you vote “FOR” approval of the merger.
Record Date; Stock Entitled to Vote; Quorum
     Only holders of record of Riverside common stock at the close of business on February 1, 2006, the record date for the Riverside special meeting, are entitled to receive notice of the special meeting and to vote at the special meeting. Holders of record of shares of Riverside common stock on the record date are each entitled to one vote per share on each matter to be considered at the special meeting.
     On the record date, February 1, 2006, 5,299,631 shares of Riverside common stock were issued and outstanding and were held by approximately 327 holders of record.
     A majority of all the issued and outstanding shares of Riverside common stock, present in person or by proxy, will constitute a quorum for the special meeting.
Vote Required
     The approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Riverside Class A and Class B common stock that are entitled to vote on the merger, voting together as a single class.

     The merger does not require the approval of Synovus’ shareholders. Synovus’ board of directors approved the merger on September 6, 2005.
Stock Ownership of Riverside Directors and Executive Officers
     At the close of business on the record date, the directors and executive officers of Riverside owned and were entitled to vote approximately 3,132,796 shares of Riverside common stock. This ownership represents approximately 59.1% of the shares of Riverside common stock outstanding on that date. If they exercise all of their vested options, the number of shares will increase to 3,314,172 and the percentage will increase to 60.4%.
Voting of Proxies
     Shares represented by all properly executed proxies received in time for the special meeting will be voted at the special meeting according to the voting instructions of the shareholder who executed the proxy. Properly executed proxies which do not contain voting instructions will be voted in favor of the merger.
     Riverside intends to count shares of Riverside common stock present in person at the special meeting but not voting, and shares of Riverside common stock for which proxies are received but with respect to which holders of shares have abstained from voting on or voted against any matter, as present at the special meeting for purposes of determining the presence or absence of a quorum for the special meeting.
     For voting purposes at the special meeting, only shares voted in favor of approval of the merger will be counted as favorable votes for such approval and adoption. A shareholder’s failure to submit a proxy, failure to vote in person, or abstention from voting with respect to the approval of the merger will have the same effect as if the shareholder voted against approval of the merger.
     Shares held in street name that have been designated by brokers on proxy cards as not voted with respect to the merger (“broker non-votes”) will not be counted as votes cast on the merger. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on the merger. Shares with respect to which proxies have been marked as abstentions and broker non-votes will, however, be treated as shares present for purposes of determining whether a quorum is present.
     The proposal to adopt the merger agreement is a non-discretionary item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the merger must be approved by the holders of a majority of the outstanding shares of Riverside common stock, abstentions and broker non-votes will have the same effect as a vote against the merger at the meeting. Accordingly, the Riverside board urges Riverside shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.
     We do not expect that any matters other than the proposal to approve the merger will be brought before the special meeting. However, if other matters are properly presented for a vote, the persons named as proxies will vote in accordance with their judgment with respect to those matters.
     The persons named as proxies by a Riverside shareholder may propose and vote for one or more adjournments of the special meeting to permit further solicitations of proxies in favor of approval of the merger. However, the persons named as proxies will not vote any shares which are voted against the approval of the merger in favor of such an adjournment.
Revoking Proxies
     Riverside shareholders of record may revoke their proxies at any time before the time their proxies are voted at the special meeting. A shareholder may revoke a proxy by taking any of the following actions:
•	sending a written notice indicating his or her intention to revoke the proxy, including by telegram or facsimile, to the Corporate Secretary of Riverside;

•	submitting a later-dated signed proxy; or

•	attending the special meeting and voting or abstaining from voting in person.
     Attendance at the special meeting alone without voting or abstaining from the vote on the merger will not revoke a proxy. Any written notice of a revocation of a proxy must be sent so that it will be delivered to the Corporate Secretary of Riverside, at Riverside’s principal executive offices, before the voting begins at the special meeting.
Proxy Solicitation
     Riverside will pay the costs of printing this document and all other costs of soliciting proxies. In addition to solicitation by mail, the directors, officers and employees of Riverside may solicit proxies from shareholders of Riverside by telephone or by other means of communication. These directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Riverside will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Riverside will reimburse these record holders for their reasonable out-of-pocket expenses.
Recommendation of the Riverside Board
     The Riverside board has unanimously adopted the merger agreement and believes that the proposed transaction is fair to and in the best interests of Riverside and its shareholders. The Riverside board unanimously recommends that Riverside shareholders vote “FOR” approval of the merger.
THE MERGER
     The following is a description of the material information pertaining to the merger. This description is qualified in its entirety by reference to the full text of the merger agreement, a copy of which is attached as Appendix “A” to this document and is incorporated by reference. All shareholders are urged to read carefully the merger agreement, as well as the other appendices, in their entirety.
     The boards of directors of Synovus and Riverside have approved, and the proper officers of Synovus and Riverside have executed and delivered, the merger agreement.
Structure of the Merger
     On the effective date of the merger, Riverside will merge with and into Synovus, with Synovus as the surviving corporation and retaining the name Synovus Financial Corp. The articles of incorporation and bylaws of Synovus in effect immediately prior to the effective date of the merger will remain the articles of incorporation and bylaws of the surviving corporation after the effective date.
Terms of the Merger and Effective Date
     On the effective date of the merger, which will be specified in the Articles of Merger to be filed with the Georgia Secretary of State, each issued and outstanding share of Riverside common stock as to which a dissenters’ right has not been exercised will be converted into the right to receive 1.10 shares of Synovus common stock.
     You should obtain current stock price quotations for Synovus common stock. The market price of Synovus common stock will fluctuate before and after completion of the merger. You will not know when you vote on the merger precisely what the shares of Synovus common stock will be worth when issued in the merger.
     After the effective date of the merger, outstanding certificates representing shares of Riverside common stock will represent shares of Synovus common stock. Certificates representing shares of Riverside common stock may be surrendered to Synovus by the Riverside shareholders on or after the effective date of the merger for new certificates representing shares of Synovus common stock. Until surrendered to Synovus, the certificates which previously represented shares of Riverside common stock will be deemed for all corporate purposes to evidence the ownership of the respective number of shares of Synovus common stock which the holders are entitled to receive upon their surrender to Synovus except for the payment of dividends, which is subject to the exchange of stock certificates.

     Until the stock certificates nominally representing shares of Riverside common stock are surrendered to Synovus in exchange for certificates representing shares of Synovus common stock, no dividends payable as of any date after the effective date of the merger on the shares of Synovus common stock represented by the Riverside common stock certificates will be paid. However, Forms 1099 reporting the payment of dividends will be filed with the Internal Revenue Service and mailed to each shareholder. Upon the surrender to Synovus of the Riverside common stock certificates, Synovus will pay to the record holders the amount of dividends which previously had become payable, without interest, upon the shares of Synovus common stock represented by the outstanding Riverside common stock certificates.
     Synovus will not issue fractional shares of Synovus common stock in the merger. Instead, Synovus will pay cash, without interest, in lieu of fractional shares, in an amount equal to the fractional part of a share of Synovus common stock multiplied by the closing price per share of Synovus common stock on the last business day immediately prior to the effective date of the merger.
     The delivery of Synovus stock certificates and other amounts may be subject to forfeiture under applicable escheat laws if Riverside stock certificates are not surrendered for exchange within the legally specified periods of time, which vary with the state of residence of the certificate holder. Therefore, we urge all Riverside shareholders to surrender their Riverside stock certificates at the earliest possible date after consummation of the merger in accordance with instructions provided to you by Synovus in the letter of transmittal described in the following paragraph.
     As soon as practicable following consummation of the merger, Synovus will send each shareholder of Riverside common stock a letter of transmittal explaining the procedure to be followed in exchanging certificates representing shares of Riverside common stock for certificates representing shares of Synovus common stock. Until the letter of transmittal is received, shareholders of Riverside should continue to hold their certificates representing shares of Riverside common stock. Do not send any Riverside stock certificates with your proxy card.
     After the effective date of the merger, each outstanding Riverside stock option will be converted into an option to acquire shares of Synovus common stock. The exercise price of the converted options will be equal to the exercise price per share of the Riverside common stock under the original option divided by 1.10. The number of shares subject to the converted options will be equal to the product of the number of shares of Riverside common stock subject to the original option multiplied by 1.10.
Background of the Merger
     Riverside’s board of directors has, over time, considered strategic combinations with a number of other financial institutions in assessing the best way to maximize the value of Riverside’s common stock, provide shareholder liquidity, ensure management continuity and diversify exposure to a single market concentration. Riverside’s board of directors takes several factors into account in evaluating potential combinations, including the financial terms of the proposed mergers, the trading volume of shares of potential acquirers, the compatibility of employee and credit cultures and the preservation of Riverside’s business operating culture and customer relationships. In exercising its fiduciary responsibility to shareholders, Riverside’s management and board of directors regularly assess the financial services industry as a whole, including the regulatory and competitive environment for banking services. In connection with this assessment, management has, from time to time, met with representatives of other financial institutions and received unsolicited indications of interest for a potential merger.
     In this context, Riverside’s chief executive officer, Kessel D. Stelling, Jr., was introduced to Synovus in 2001 by Burke Capital Group and engaged in informal discussions with Synovus’ management team during 2001 and 2002 regarding a potential acquisition by Synovus. No firm offer resulted from these discussions and a potential price was not negotiated. The discussions ended in 2002, when Riverside’s management team and board of directors elected to focus on increasing earnings via branch expansion and other means of organic growth as opposed to becoming acquired by another institution.
     Riverside focused on this strategy during the next two years and consistently realized increased earnings as a result. Mr. Stelling continued to receive inquiries from other potential purchasers, both within and outside the Atlanta market, during this time and, with the board’s authorization, entered into discussions with some of them, although none resulted in an agreement.

     Burke Capital Group served as Riverside’s financial advisor throughout this period and was formally engaged in 2003 to render general investment banking advice to Riverside. Burke Capital Group introduced Riverside to a potential out-of-state purchaser during the first quarter of 2005. While Riverside was engaged in informal discussions with that institution, Burke Capital Group made contact with other potentially interested parties, most of which had previously indicated an interest in Riverside. This group included Synovus.
     Riverside’s board of directors and management team, together with Riverside’s legal counsel (Powell Goldstein, LLP) and representatives of Burke Capital Group, considered the terms of the indications of interest received as a result of this process throughout the second quarter of 2005. Because Riverside’s board consists of only three directors, including Mr. Stelling, the directors remained informed of the terms of the offers and discussed them on an ongoing basis.
     By July 2005, Mr. Stelling and the other members of Riverside’s board of directors had determined that Synovus’ offer represented the best value for Riverside’s shareholders in terms of price, liquidity of the stock to be received, cultural fit, business objectives and customer relationships. Thereafter, Riverside continued to have discussions only with Synovus. During July 2005, Riverside and Synovus agreed upon general terms under which an acquisition of Riverside by Synovus might be acceptable.
     During the first three weeks of August 2005, representatives of Synovus conducted a due diligence investigation of Riverside. At the same time, management of the two companies and their respective legal and financial advisors negotiated the terms of the merger agreement and Mr. Stelling’s employment agreement. Negotiations continued throughout August 2005.
     On September 1, 2005, Riverside’s board of directors held a special meeting to analyze and consider the proposed merger with Synovus. Powell Goldstein reviewed the legal aspects of the merger agreement with the board, and Burke Capital Group summarized certain financial information relating to Synovus and the terms of the merger and rendered its verbal opinion that the terms of the merger were fair to Riverside’s shareholders from a financial point of view. After discussion, the board unanimously approved the merger agreement and the transactions contemplated thereby and agreed to recommend shareholder approval as well.
     On September 6, 2005, Burke Capital Group delivered its written opinion as to the financial fairness of the merger, and Synovus and Riverside executed and delivered the merger agreement and issued a press release announcing the merger.
     The merger agreement, as initially executed, contained a provision permitting Riverside to terminate the agreement if the closing price of the Synovus common stock fell below $27.00 per share. The termination right could be triggered on multiple occasions prior to the closing of the merger, and Riverside would be entitled to consider termination of the agreement each time the closing price fell below $27.00 per share. From October 10-12 and October 19-27, 2005, the closing price of the Synovus common stock was less than $27.00, but in each case Riverside’s management team discussed the circumstances and Synovus’ general prospects with representatives of Synovus and elected not to terminate the agreement at that time.
     The closing price of the Synovus common stock thereafter remained above $27.00 per share until December 21, 2005, when Synovus announced that TSYS, an 81% owned electronic payment processing subsidiary of Synovus, had been notified by Bank of America of its intent to shift the processing of its consumer card portfolio in house in October of 2006, as described more fully in the Form 8-K filed by Synovus with the SEC on December 21, 2005. On that date, the closing price was $26.80 per share, although it thereafter rose back above $27.00. In addition, Riverside’s projected earnings had increased since the execution of the merger agreement in September. Principally in view of these two developments, the executive officers of Riverside and Synovus negotiated an increase in the exchange ratio from 1.0312 to 1.10 and other provisions of the amendment to the merger agreement, including a revision of the termination provisions to permit termination based on the 10-day average closing price prior to completion of the merger as opposed to a recurring trigger. The amendment also provides that for each Synovus cash dividend paid after January 1, 2006 (including dividends declared but unpaid as of the closing of the merger), Riverside may pay a dividend per share equal to the product of the applicable Synovus dividend per share and the 1.10 exchange ratio, plus an additional five percent per share for the Class B common stock.
     On December 27, 2005, Riverside and Synovus executed the amendment to the merger agreement and Burke Capital Group updated its fairness opinion to reflect the terms of the amendment. See “—Opinion of Riverside’s Financial Advisor” and Appendices “A” and “C.”

Recommendation of the Riverside Board and Reasons for the Merger
     On September 1, 2005 the board of directors of Riverside unanimously approved and adopted the merger agreement, and on December 27, 2005, it approved and adopted the amendment to the merger agreement. The board of directors of Riverside believes that the merger and the terms and provisions of the merger agreement, as amended, are fair to and in the best interests of Riverside shareholders. The board of directors of Riverside unanimously recommends that you vote to approve the merger.
     In reaching its decision to adopt and recommend approval of the merger agreement, the Riverside board considered a number of factors, including the following:
•	the value of the consideration to be received by Riverside shareholders relative to the book value and earnings per share of Riverside common stock;

•	certain information concerning the financial condition, results of operations and business prospects of Synovus;

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with Synovus;

•	the average daily trading volume of shares of Synovus common stock;

•	the alternatives to the merger, including remaining an independent institution;

•	the competitive and regulatory environment for financial institutions generally;

•	the expanded range of banking services that the merger will allow Riverside Bank to provide its customers;

•	the enhanced career opportunities and benefits afforded Riverside Bank employees as a result of the merger;

•	the expected new dividend yield for Riverside shareholders from owning Synovus common stock;

•	the fact that the merger will enable Riverside shareholders to exchange their shares of Riverside common stock for shares of common stock of a regional bank, the stock of which is widely held and actively traded, and that the consideration will be received tax-free; and

•	the opinion of Burke Capital Group, L.L.C. that the consideration to be received by Riverside shareholders as a result of the merger is fair from a financial point of view.
     The foregoing discussion of the information and factors considered by the Riverside board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the Riverside board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weights to different factors.
     Each member of the board of directors of Riverside has indicated that he intends to vote his shares of Riverside common stock in favor of the merger.
     RIVERSIDE’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT RIVERSIDE SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.
     Management of Synovus believes that the merger will provide Synovus with expanded market share opportunities for profitable long-term growth and result in the addition of a well-suited and positioned banking organization into Synovus’ existing organization.

Opinion of Riverside’s Financial Advisor
     Riverside retained Burke Capital Group, L.L.C., which we refer to as BCG, to act as its financial advisor in connection with a possible business combination. BCG is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, BCG is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
     BCG acted as financial advisor to Riverside in connection with the proposed merger with Synovus and participated in certain of the negotiations leading to the merger agreement. Riverside selected BCG as its financial advisor for the merger based on its prior relationship with BCG and BCG’s resulting familiarity with Riverside’s business, results of operations, and corporate strategy. During the two years prior to its engagement in connection with the proposed merger, BCG served as Riverside’s financial advisor with respect to general investment banking matters and received fees aggregating $57,500 for its services during that period.
     In connection with BCG’s current engagement, Riverside asked BCG to evaluate the fairness of the merger consideration to Riverside’s stockholders from a financial point of view. At the September 1, 2005 meeting of the Riverside board to evaluate the merger, BCG delivered to the board its oral opinion that, based upon and subject to various matters set forth in its opinion, the merger consideration selected by Riverside’s board of directors was fair to Riverside’s stockholders from a financial point of view. At this meeting, the Riverside board voted to approve the merger. On September 6, 2005, BCG delivered its written opinion as to the financial fairness of the transaction and the parties executed the merger agreement. BCG updated its fairness opinion on December 27, 2005 when the parties executed the amendment to the merger agreement.
     THE FULL TEXT OF BCG’S WRITTEN OPINION, AS UPDATED, IS ATTACHED AS APPENDIX C TO THIS DOCUMENT. THE OPINION OUTLINES MATTERS CONSIDERED AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY BCG IN RENDERING ITS OPINION. THE DESCRIPTION OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. WE URGE YOU TO READ THE ENTIRE OPINION, AS UPDATED, CAREFULLY IN CONNECTION WITH YOUR CONSIDERATION OF THE PROPOSED MERGER.
     BCG’S OPINION SPEAKS ONLY AS OF THE DATE OF THE OPINION. THE OPINION WAS DIRECTED TO THE RIVERSIDE BOARD AND IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION TO RIVERSIDE SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION OF RIVERSIDE TO ENGAGE IN THE MERGER OR ANY OTHER ASPECT OF THE MERGER AND IS NOT A RECOMMENDATION TO ANY RIVERSIDE SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SHAREHOLDER MEETING WITH RESPECT TO THE MERGER, OR ANY OTHER MATTER.
     In connection with rendering its opinion, BCG reviewed and considered, among other things:
•	the merger agreement and certain of the schedules thereto;

•	certain publicly available financial statements and other historical financial information of Riverside that it deemed relevant;

•	projected earnings estimates for Riverside for the years ending December 31, 2005 through 2010 prepared by and reviewed with senior management of Riverside and the views of senior management regarding Riverside’s business, financial condition, results of operations and future prospects;

•	internal financial and operating information with respect to the business, operations and prospects of Riverside furnished to BCG by Riverside that is not publicly available;

•	certain publicly available financial statements and other historical financial information of Synovus that it deemed relevant;

•	the reported prices and trading activity of Synovus’ common stock and a comparison of those prices and activity with other publicly-traded companies that BCG deemed relevant;

•	the pro forma financial impact of the merger on Synovus’ ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Riverside and BCG;

•	the financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
RIVERSIDE’S BOARD OF DIRECTORS DID NOT LIMIT THE INVESTIGATIONS MADE OR THE PROCEDURES FOLLOWED BY BCG IN GIVING ITS OPINION.
     In performing its reviews and analyses and in rendering its opinion, BCG assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of Riverside and Synovus that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. BCG was not asked to and did not independently verify the accuracy or completeness of such information and it did not assume responsibility or liability for the accuracy or completeness of any of such information. BCG did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Riverside or Synovus or any of their respective subsidiaries, or the ability to collect any such assets, nor was it furnished with any such evaluations or appraisals. BCG is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Riverside or Synovus, nor did it review any individual credit files relating to Riverside or Synovus. With Riverside’s consent, BCG assumed that the respective allowances for loan losses for both Riverside and Synovus were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, BCG did not conduct any physical inspection of the properties or facilities of Riverside or Synovus. BCG is not an accounting firm and it relied on the reports of the independent accountants of Riverside and the Directors of Synovus for the accuracy and completeness of the financial statements furnished to it.
     BCG’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. BCG assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. BCG also assumed that there has been no material change in Riverside’s and Synovus’ assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, and that Riverside and Synovus will remain as going concerns for all periods relevant to its analyses.
     In rendering its opinion, BCG performed a variety of financial analyses. The following is a summary of the material analyses performed by BCG, but is not a complete description of all the analyses underlying BCG’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. BCG believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in BCG’s comparative analyses described below is identical to Riverside or Synovus and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Riverside or Synovus and the companies to which they are being compared.

     The earnings projections used and relied upon by BCG in its analyses were based upon internal projections of Riverside. BCG assumed for purposes of its analyses that such performance would be achieved. BCG expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to BCG by Riverside were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by BCG in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.
     In performing its analyses, BCG also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Riverside, Synovus and BCG. The analyses performed by BCG are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. BCG prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Riverside board at the September 1, 2005 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, BCG’s analyses do not necessarily reflect the value of Riverside’s common stock or Synovus’ common stock or the prices at which Riverside’s or Synovus’ common stock may be sold at any time.
     The following discussion describes BCG’s analysis as it related to the original merger agreement and BCG’s fairness opinion dated September 6, 2005. Following this discussion, a separate section describes BCG’s updated fairness opinion dated December 27, 2005 relating to the merger agreement, as amended, and the material differences in its analysis relating to the amendment.
Summary and Analysis of Initial Merger Terms
     BCG reviewed the financial terms of the merger as originally proposed, whereby the holders of Riverside stock would be entitled to receive, in exchange for their shares of Riverside stock, 1.0312 shares of Synovus common stock. Based upon the terms of the merger agreement and Synovus’ closing stock price of $28.75 on September 2, 2005, BCG calculated a transaction value of $169,058,855 or $29.65 per Riverside share on September 6, 2005, the date of the announcement. Utilizing Riverside’s publicly available financial information on the date of announcement, which was March 31, 2005 unaudited financial information, BCG calculated the following ratios:

Deal Value Considerations:		Deal Multiples:

Offer Price / Common Share	$29.65	Transaction Value / LTM Net Income	25.56	x

Aggregate Value For Common Shares	$153,749,688	Transaction Value / Book Value	4.20	x

Aggregate Value for Outstanding Options	$15,309,167	Transaction Value / Tangible Book Value	4.20	x

Total Transaction Value	$169,058,855	Core Deposit Premium	39.65%

*	Deal multiples based on March 31, 2005 unaudited financial results.
     The fully diluted share count was based upon Riverside’s 5,184,994 outstanding common shares and 710,639 outstanding options to purchase common shares at a weighted average strike price of $8.11. This analysis assumed no options would be exercised prior to closing. Any exercise of options prior to closing would change the fully diluted share count and would slightly change the per share consideration, but not the total transaction valuation.
Analysis of Riverside
SELECTED PEER GROUP ANALYSIS
     BCG used publicly available information to compare selected financial information for Riverside and a group of selected financial institutions. The group consisted of Riverside and 13 bank holding companies, which we refer to as the “Riverside Peer Group”. The Riverside Peer Group consisted of selected Georgia community banks with assets between $350 million and $750 million and having earned at least 100 bps (1.00%) on average assets for the trailing twelve months. The Riverside Peer Group was comprised of the following institutions:

Bank Holding Company	City	Bank Holding Company	City

Community Bankshares, Inc.	Cornelia	SouthCrest Financial Group, Inc.	Fayetteville
Gwinnett Commercial Group, LLC	Lawrenceville	Southeastern Bank Financial Corporation	Augusta
N W Services Corporation	Ringgold	Southeastern Banking Corporation	Darien
Georgia-Carolina Bancshares, Inc.	Augusta	Summit Bank Corporation	Atlanta
Henry County Bancshares, Inc.	Stockbridge	United Bank Corporation	Barnesville
PAB Bankshares, Inc.	Valdosta	WGNB Corp.	Carrollton
Savannah Bancorp, Inc.	Savannah
          The analysis calculated the median performance of the Riverside Peer Group, based upon the latest publicly available financial data, to Riverside’s March 31, 2005 unaudited financial results. The table below sets forth the comparative data.

Revenues			Earnings				Capital Implications		Asset Quality
		Noninterest
	Net Interest	Income/Average				Pre-Provision,	Equity /	Asset	NPA’s/Total
	Margin	Assets	Efficiency	ROAA	ROAE	Pre-Tax Margin	Assets	Utilization	Assets
Peer Group Median	4.29%	0.95%	57.07%	1.16%	13.55%	2.21%	9.06%	94.18%	0.72%

Riverside	3.90%	0.60%	51.30%	1.23%	17.53%	2.18%	7.10%	93.15%	0.12%
          Riverside’s performance was in line with the selected peer group.
ANALYSIS OF SELECTED MERGER TRANSACTIONS
          In order to address the specific valuation considerations within the Southeastern market that Riverside serves, BCG selected a group of comparable Southeastern merger and acquisition transactions and compared the pricing multiples to the multiples implied by the merger consideration. Specifically, BCG selected bank merger and acquisition transactions according to the following criteria:
•	merger and acquisition transactions announced after January 1, 2003, excluding sellers designated as Subchapter S corporations;

•	seller located within the Southeast — AL, AR, FL, GA, MS, NC, SC, TN, VA, WV.;

•	seller assets between $350 million and $1 billion; and

•	seller with ROAA greater than 100 bps in the latest quarter prior to announcement.
          BCG selected eight transactions fitting the criteria listed above as being comparable to the proposed merger. The comparable transactions selected included the following:

Buyer	State	Seller	State

Alabama National BanCorp	AL	Indian River Banking Co.	FL
F.N.B. Corp.	FL	Charter Banking Corp.	FL
First National Security Co.	AR	First Community Banking Corp.	AR
Fulton Financial Corp.	PA	Resource Bankshares Corp.	VA
Mercantile Bankshares Corp.	MD	Community Bank of N. Virginia	VA
Popular Inc.	PR	Kislak Financial Corp.	FL
Synovus Financial Corp.	GA	Trust One Bank	TN
Whitney Holding Corp.	LA	Destin Bancshares Inc.	FL
          BCG reviewed the multiples of transaction value at announcement to last twelve months’ earnings, transaction value to book value, transaction value to tangible book value, and book premium to core deposits and computed high, low, mean, median, and quartile multiples and premiums for the transactions. These multiples and premiums were applied to Riverside’s financial information as of and for the period ended March 31, 2005 and were used to impute a transaction price. As illustrated in the following table, BCG derived an imputed range of values per share of Riverside’s common stock of $22.45 to $26.27 based upon the median and mean multiples of the selected Southeastern transactions.

	Median		Implied	Mean		Implied	RSBK
	Multiple		Value/RSBK Share	Multiple		Value/RSBK Share	Merger Consideration
Transaction Value / LTM E.P.S.	22.54	x	$26.27	22.09	x	$25.76	25.56	x
Transaction Value / Book Value	3.35	x	$23.85	3.37	x	$23.97	4.20	x
Transaction Value / Tangible Book Value	3.47	x	$24.65	3.46	x	$24.59	4.20	x
Book Premium / Core Deposits	26.60%		$22.46	26.57%		$22.45	39.65%

	Median Value		$24.25			$24.28
							$29.65
	Mean Value		$24.31			$24.19

	Implied Range		$22.45	<=>		$26.27
          The analysis showed that the merger consideration represented multiples of earnings and book value that were above the corresponding mean and median values for the comparable transactions. The merger consideration per share of $29.65 was above the range of values imputed by the mean and median multiples of the comparable transactions.
DISCOUNTED CASH FLOW ANALYSIS
          Using a discounted dividends analysis, BCG estimated the present value of the future stream of dividends that Riverside could produce over the next five years in accordance with Riverside’s internal earnings forecast for 2005 – 2010. In order to derive the terminal value of Riverside’s earnings stream beyond 2009, BCG assumed terminal value multiples of fiscal year 2010 net income ranging from 15.0x to 17.0x. The dividend streams and terminal values were then discounted to present values using different discount rates (ranging from 11.0% to 15.0%) chosen to reflect different assumptions regarding the required rates of return to holders or prospective buyers of Riverside common stock. This discounted dividend analysis indicated a value range between $23.43 and $30.24 per share of Riverside common stock. The value of the consideration offered by Synovus to Riverside in the merger was $29.65 per share of Riverside common stock, which was within the range of values imputed from the discounted cash flow analysis.
Analysis of Synovus
SELECTED PEER GROUP ANALYSIS
          BCG used publicly available information to compare selected financial information for Synovus and a group of selected financial institutions. The group consisted of Synovus and 15 bank holding companies, which we refer to as the “Synovus Peer Group.” The Synovus Peer Group consisted of selected continental U.S. banks with assets between $15 billion and $50 billion and having earned at least 100 bps (1.00%) on average assets for the trailing twelve months. The Synovus Peer Group was comprised of the following institutions:

Bank Holding Company	City	State	Bank Holding Company	City	State

Associated Banc-Corp	Green Bay	WI	Marshall & Ilsley Corporation	Milwaukee	WI
BOK Financial Corporation	Tulsa	OK	Mellon Financial Corporation	Pittsburgh	PA
Colonial BancGroup, Inc.	Montgomery	AL	Mercantile Bankshares Corporation	Baltimore	MD
Commerce Bancorp, Inc.	Cherry Hill	NJ	New York Community Bancorp, Inc.	Westbury	NY
Compass Bancshares, Inc.	Birmingham	AL	Northern Trust Corporation	Chicago	IL
First Horizon National Corporation	Memphis	TN	Sky Financial Group, Inc.	Bowling Green	OH
Hibernia Corporation	New Orleans	LA	Zions Bancorporation	Salt Lake City	UT
Huntington Bancshares Incorporated	Columbus	OH
          The analysis calculated the median performance of the Synovus Peer Group, based upon the latest publicly available financial data, to Synovus’ June 30, 2005 unaudited financial results. The table below sets forth the comparative data.

	Revenues		Earnings				Capital Implications		Asset Quality	Current Pricing Ratios
						Pre-						Price /
	Net	Noninterest				Provision,					Price /	2005
	Interest	Income/Average				Pre-Tax	Equity /	Asset	NPA’s/Total	Price/Tangible	LTM	Projected
	Margin	Assets	Efficiency	ROAA	ROAE	Margin	Assets	Utilization	Assets	Book Value	Earnings	Earnings
Peer Group
Median	3.61%	1.95%	56.93%	1.37%	15.67%	2.46%	9.33%	89.82%	0.22%	309.10%	15.00x	15.00x

Synovus	4.11%	6.72%	67.76%	1.89%	17.77%	3.70%	10.46%	89.23%	0.39%	381.60%	18.60x	17.10x
          Synovus’ performance was in line with the selected peer group.
RELATIVE STOCK PRICE PERFORMANCE
          BCG analyzed the price performance of Synovus common stock from December 31, 2003 to September 6, 2005 and compared that performance to the performance of the S&P Bank Index (WCB:BIX) over the same period. The S&P Bank Index is a market cap weighted price index composed of 25 major financial company stocks. The S&P Bank Index is not traded but is quoted under the symbol “BIX.” This analysis indicated the following cumulative changes in price over the period:

Synovus:	6.14%

S&P Bank Index:	3.86%
Other Factors and Analyses
          BCG took into consideration various other factors and analyses, including: historical market prices and trading volumes for Synovus’ common stock; movements in the common stock of selected publicly-traded companies and movements in the S&P Bank Index.
Summary and Analysis of Amended Merger Terms
          On December 27, 2005, following the execution of the amendment to the merger agreement, BCG re-evaluated the fairness of the merger consideration to Riverside’s stockholders from a financial point of view. BCG reviewed the revised financial terms of the proposed transaction whereby the holders of Riverside stock shall be entitled to receive, in exchange for their shares of Riverside stock, 1.10 shares of Synovus common stock. Based upon the terms of the merger agreement, as amended, and Synovus’ closing stock price of $27.22 per share on December 27, 2005, BCG calculated a transaction value of $170,994,207 or $29.94 per Riverside share on December 27, 2005, the date of the amendment to the merger agreement. The chart below compares the consideration to Riverside shareholders on the date of the announcement of the merger agreement on September 6, 2005, to the revised consideration on the date of the amendment to the merger agreement on December 27, 2005.

	Financial Terms Pursuant to the	Financial Terms Pursuant to the
	Merger Agreement Signed	Amendment to the Agreement
	September 6, 2005	Signed December 27, 2005
Exchange Ratio	1.0312	1.1000

Offer Price / Common Share	$29.65	$29.94

Aggregate Value For Diluted Shares	$169,024,549	$170,994,207
          In connection with updating its September 6, 2005 written opinion as of December 27, 2005, BCG reviewed and considered, among other things:
•	The merger agreement, the amendment to the merger agreement and certain of the schedules thereto;

•	Certain publicly available financial statements and other historical financial information of Riverside that it deemed relevant;

•	Internal financial and operating information with respect to the business, operations and prospects of Riverside furnished to BCG by Riverside that is not publicly available;

•	Certain publicly available financial statements and other historical financial information of Synovus that it deemed relevant;

•	The reported prices and trading activity of Synovus’ common stock and a comparison of those prices and activity with other publicly-traded companies that BCG deemed relevant;

•	The pro forma financial impact of the merger on Synovus’ ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Riverside and BCG;

•	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

•	The current market environment generally and the banking environment in particular; and

•	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
          In connection with its analysis of the amended merger terms, BCG updated the selected peer group analysis to include September 30, 2005 financial information and included in its analysis of selected merger transactions the acquisition of Cavalry Bancorp by Pinnacle Financial Partners, which closed after September 6, 2005. The tabular data reported in the foregoing discussions of these analyses did not change except to the extent noted in the table shown below, which updates the table on page 20 showing the implied range of values per share of Riverside common stock based upon the mean and median multiples of the selected Southeastern transactions. The implied range of values per share reflects Riverside’s September 30, 2005 financials.

	Median		Implied	Mean		Implied	RSBK
	Multiple		Value/RSBK Share	Multiple		Value/RSBK Share	Merger Consideration
Transaction Value / LTM E.P.S.	23.15	x	$33.41	22.72	x	$32.80	20.67	x
Transaction Value / Book Value	3.28	x	$26.08	3.34	x	$26.49	3.79	x
Transaction Value / Tangible Book Value	3.42	x	$27.10	3.43	x	$27.20	3.79	x
Book Premium / Core Deposits	26.41%		$27.06	26.55%		$27.16	30.52%

	Median Value		$27.08			$27.18
							$29.93
	Mean Value		$28.41			$28.41

	Implied Range		$26.08	<=>		$33.41
          BCG concluded that its updated analyses did not change its opinion and that the transaction remained fair to the Riverside shareholders from a financial point of view.
Information Regarding BCG
          Pursuant to a letter agreement dated April 4, 2005, Riverside paid BCG a fee of $50,000 upon the delivery of its initial fairness opinion and the signing of the merger agreement. In addition, Riverside has agreed to pay BCG a financial advisory fee that will fluctuate based upon the ultimate value received by Riverside at the closing of the merger. As of December 27, 2005, the date of the amendment to the merger agreement, the fee payable to BCG at the closing of the merger was $1,949,710. In addition, Riverside has agreed to reimburse BCG for its reasonable out-of-pocket expenses and to indemnify BCG and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.
Representations and Warranties
          The merger agreement contains generally customary representations and warranties of Synovus and Riverside relating to their respective businesses. The representations of each of Synovus and Riverside have been made solely for the benefit of the other party and should not be relied on by any other person. In addition, the representations and warranties have been qualified by information set forth in confidential disclosure schedules exchanged by the parties in connection with signing the merger agreement. The information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement. Each of Synovus and Riverside has made representations and warranties to the other in the merger agreement as to:
•	corporate existence, including good standing and qualification to conduct business;

•	capital structure;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	with respect to Synovus only, SEC filings;

•	absence of undisclosed liabilities;

•	absence of material adverse changes;

•	legal proceedings and regulatory actions;

•	tax matters;

•	material contracts;

•	employee benefit plans;

•	compliance with laws;

•	labor relations;

•	environmental matters;

•	tax treatment of the merger;

•	property;

•	fees payable to financial advisors in connection with the merger; and

•	accuracy of information included in this document.
     Synovus also has made representations and warranties to Riverside with respect to the validity of the shares of Synovus common stock to be issued in connection with the merger.
     Most of the representations and warranties of the parties will be deemed to be true and correct unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or is reasonably likely to have a material adverse effect on the business, results of operations or financial condition of the party making the representations and warranties or on the ability of the party to complete the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from: (a) changes in banking or similar laws of general applicability or their interpretations by courts or governmental authorities; or (b) changes in generally accepted accounting principles applicable to banks and bank holding companies.
Conditions to the Merger
          Each party’s obligation to effect the merger is subject to the satisfaction or waiver of conditions which include, in addition to other closing conditions, the following:
•	approval of the merger agreement and the transactions contemplated by the merger agreement by the affirmative vote of the holders of a majority of the shares of Riverside common stock;

•	approval of the merger agreement and the transactions contemplated by the merger agreement by the Federal Reserve Board and the Georgia Department of Banking and Finance, and the receipt of all other regulatory consents and approvals that are necessary to the consummation of the transactions contemplated by the merger agreement;

•	the satisfaction of all other statutory or regulatory requirements, including the requirements of the NYSE or other self regulating organizations, which are necessary to the consummation of the transactions contemplated by the merger agreement;

•	no party shall be subject to any order, decree or injunction or any other action of a United States federal or state court or a United States federal or state governmental, regulatory or administrative agency or commission restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement;

•	the registration statement of which this document forms a part will have become effective and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other regulatory authority; and

•	each party shall have received an opinion from Powell Goldstein LLP to the effect that the merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code.
          The obligation of Synovus to effect the merger is subject to the satisfaction or waiver of conditions, which include, in addition to the other closing conditions, the following:

•	each of the representations, warranties and covenants of Riverside contained in the merger agreement will be true on, or complied with by, the effective date of the merger in all material respects as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and Synovus will have received a certificate signed by the Chief Executive Officer of Riverside, dated the effective date, to such effect;

•	there will be no discovery of facts, or actual or threatened causes of action, investigations or proceedings by or before any court or other governmental body that relates to or involves Riverside: (a) which, in the reasonable judgment of Synovus, would, or which may be foreseen to have, a material adverse effect upon Riverside or the consummation of the transactions contemplated by the merger agreement; (b) that challenges the validity or legality of the merger agreement or the consummation of the transactions contemplated by the merger agreement; or (c) that seeks to restrain or invalidate the consummation of the transactions contemplated by the merger agreement or seeks damages in connection therewith;

•	Synovus will not have learned of any fact or condition with respect to the business, properties, assets, liabilities, deposit relationships or earnings of Riverside which, in the reasonable judgment of Synovus, is materially at variance with one or more of the warranties or representations set forth in the merger agreement or which, in the reasonable judgment of Synovus, has or will have a material adverse effect on Riverside;

•	Kessel D. Stelling, Jr. will have entered into an employment agreement with Synovus;

•	on the effective date of the merger, Riverside Bank will have a CAMELS rating of at least 2 and a Compliance Rating and Community Reinvestment Act Rating of at least Satisfactory;

•	on the effective date of the merger, Riverside will have a non-performing assets ratio of not more than .30%, an annualized charge off ratio of not more than .10% and an allowance for loan losses which will be adequate in all material respects under generally accepted accounting principles applicable to banks;

•	the results of any regulatory exam of Riverside or Riverside Bank occurring between the date the merger agreement was signed and the closing date of the merger shall be reasonably satisfactory to Synovus;

•	Riverside will have delivered to Synovus certain environmental reports; and

•	each of the directors and officers of Riverside will have delivered a letter to Synovus to the effect that such person is not aware of any claims he might have against Riverside other than routine compensation, benefits and the like as an employee, or ordinary rights as a customer.
          The obligation of Riverside to effect the merger is subject to the satisfaction or waiver of conditions, which include, in addition to other closing conditions, the following:
•	each of the representations, warranties and covenants of Synovus contained in the merger agreement will be true on, or complied with by, the effective date of the merger in all material respects as if made on such date, or on the date when made in the case of any representation or warranty which specifically relates to an earlier date, and Riverside will have received a certificate signed by the Chief Executive Officer of Synovus, dated the effective date, to such effect;

•	the listing for trading of the shares of Synovus common stock to be issued pursuant to the terms of the merger agreement on the NYSE shall have been approved by the NYSE subject to official notice of issuance;

•	there will be no discovery of facts, or actual or threatened causes of action, investigations or proceedings by or before any court or other governmental body that relates to or involves Synovus: (a) which, in the reasonable judgment of Riverside, would, or which may be foreseen to have, a material adverse effect upon either Synovus or the consummation of the transactions contemplated by the merger agreement; (b) that challenges the validity or legality of the merger agreement or the consummation of the transactions contemplated by the merger agreement; or (c) that seeks to restrain or invalidate the consummation of the transactions contemplated by the merger agreement or seeks damages in connection therewith;

•	Riverside will not have learned of any fact or condition with respect to the business, properties, assets, liabilities, deposit relationships or earnings of Synovus which, in the reasonable judgment of Riverside, is materially at variance with one or more of the warranties or representations set forth in the merger agreement or which, in the reasonable judgment of Riverside, has or will have a material adverse effect on Synovus;

•	Riverside shall have received from the Senior Deputy General Counsel of Synovus an opinion to the effect that, among other opinions, the shares of Synovus common stock to be issued in the merger are duly authorized, validly issued, fully paid, nonassessable, and not subject to any preemptive rights;

•	Riverside shall have received a letter from Burke Capital Group to the effect that, in the opinion of such firm, merger consideration is fair from a financial point of view to the holders of Riverside common stock; and

•	Synovus will not have issued any shares of stock with preferences superior to those of the Synovus common stock to be issued to the shareholders of Riverside in connection with the merger.
No Solicitation
          In the merger agreement, Riverside has agreed that it will not solicit or encourage any inquiry or proposal relating to the disposition of its business or assets, or the acquisition of its voting securities, or the merger of Riverside or any of its subsidiaries with any individual, corporation or other entity, or, subject to the fiduciary duties of the board of directors of Riverside, provide any individual, corporation or other entity with information or assistance or negotiate with any individual, corporation or other entity in furtherance of such inquiries or to obtain such a proposal. Riverside has also agreed that it will promptly notify Synovus in the event it receives any inquiry or proposal relating to any such transaction. These provisions are intended to increase the likelihood that the merger will be consummated in accordance with the terms of the merger agreement and may have the effect of discouraging persons who might now or prior to the effective date of the merger be interested in acquiring all of or a significant interest in Riverside from considering or proposing such an acquisition.
Conduct of Business of Riverside Pending the Merger
          The merger agreement provides that prior to the effective date of the merger, Riverside and its subsidiaries will conduct business only in the ordinary course and will not, without the prior written consent of Synovus:
•	issue any options to purchase capital stock or issue any shares of capital stock, other than shares of Riverside common stock issued in connection with the exercise of currently outstanding options to purchase shares of Riverside common stock;

•	declare, set aside, or pay any dividend or distribution with respect to the capital stock of Riverside other than, for each cash dividend of Synovus paid after January 1, 2006 (including an amount for any dividends declared but unpaid as of the effective date of the merger), a cash dividend per share equal to the product of that Synovus cash dividend per share and the 1.10 exchange ratio, plus an additional five percent per share to be paid on the Riverside Class B common stock;

•	directly or indirectly redeem, purchase or otherwise acquire any capital stock of Riverside or its subsidiaries;

•	effect a split or reclassification of the capital stock of Riverside or its subsidiaries or a recapitalization of Riverside or its subsidiaries;

•	amend the Articles of Incorporation or bylaws of Riverside or its subsidiaries;

•	grant any increase in the salaries payable or to become payable by Riverside or its subsidiaries to any employee other than normal, annual salary increases to be made with regard to employees;

•	make any change in any bonus, group insurance, pension, profit sharing, deferred compensation, or other benefit plan, payment or arrangement made to, for or with respect to any employees or directors, except to the extent such changes are required by applicable laws or regulations;

•	enter into, terminate, modify or amend any contract, lease or other agreement with any officer or director of Riverside or its subsidiaries or any “associate” of any such officer or director, as such term is defined in Regulation 14A under the Securities Exchange Act of 1934, as amended, other than in the ordinary course of Riverside’ banking business;

•	incur or assume any liabilities, other than in the ordinary course of business;

•	dispose of any of its assets or properties, other than in the ordinary course of business; or

•	take any other action not in the ordinary course of business.

Regulatory Approvals
          Consummation of the merger and the other transactions contemplated by the merger agreement is subject to, and conditioned upon, receipt of the approvals from the Federal Reserve Board and the Georgia Department of Banking and Finance. Applications in connection with the merger were filed with the regulatory agencies on or about September 9, 2005. The merger has been approved by the regulatory agencies.
          Synovus and Riverside are not aware of any governmental approvals or actions that are required in order to consummate the merger except as described above. Should other approvals or actions be required, it is contemplated that Synovus and Riverside would seek the approval or action. There can be no assurance as to whether or when any other approval or action, if required, could be obtained.
Waiver and Amendment
          Before the effective date of the merger, any provision of the merger agreement may be waived in writing by the party entitled to the benefits of such provision or by both parties, to the extent allowed by law. In addition, the merger agreement may be amended at any time, to the extent allowed by law, by an agreement in writing between the parties after approval of their respective boards of directors.
Termination and Termination Fee
          The merger agreement may be terminated prior to the effective date either before or after its approval by the shareholders of Riverside. The merger agreement may be terminated by Synovus or Riverside:
•	by mutual consent of Synovus and Riverside;

•	if consummation of the merger does not occur by reason of the failure of any of the conditions precedent set forth in the merger agreement unless the failure to meet the conditions precedent is due to a breach of the merger agreement by the terminating party; or

•	if the merger is not consummated by April 30, 2006, unless the failure to consummate by such time is due to the breach of the merger agreement by the terminating party; or
          In addition, the merger agreement may be terminated by Riverside if the average closing price of the Synovus common stock on the NYSE for the 10 trading days preceding the effective date of the merger is less than $23.00 per share. The merger agreement may be terminated by Synovus if the average closing price of the Synovus common stock on the NYSE for the 10 trading days preceding the effective date of the merger is greater than $35.00 per share.
          If either party terminates the merger agreement due to the failure of the other party to satisfy its representations, warranties or covenants in the agreement, the terminating party will be entitled to a cash payment from the other party in the amount of the terminating party’s expenses related to the merger, up to a maximum of $150,000. This amount, with respect to either Synovus or Riverside, is not deemed an exclusive remedy or liquidated damages, in the event of a termination of the merger agreement due to the failure of Synovus or Riverside, as the case may be, to satisfy any of its representations, warranties or covenants contained in the merger agreement.
Interests of Riverside’s Directors and Executive Officers in the Merger
          Some members of the Riverside board of directors and management have interests in the merger in addition to their interests generally as shareholders of Riverside. The Riverside board of directors was aware of these interests and considered them, in addition to other matters, in approving the merger agreement.
          Employment agreement. It is a condition to the merger that Kessel D. Stelling, Jr., Chairman and Chief Executive Officer of Riverside, enter into an employment agreement with Synovus before the effective date of the merger. On September 6, 2005, Mr. Stelling entered into the employment agreement, effective on the date the merger is completed with Synovus. The employment agreement provides for Mr. Stelling’s employment as the Chairman and Chief Executive Officer of Riverside Bank, and after the merger of Riverside Bank into Bank of North Georgia as President and Chief Operating

Officer of Bank of North Georgia, for a period of five years following the merger. Under the employment agreement, Synovus will pay Mr. Stelling base annual compensation of $307,600 and Mr. Stelling will be a participant in, and eligible to receive a bonus under, Synovus’ incentive bonus plan. The employment agreement also provides Mr. Stelling with certain additional benefits, including an automobile allowance and reimbursement for business expenses, along with other perquisites. As part of Mr. Stelling’s employment agreement, Synovus and Mr. Stelling have also agreed to enter into Synovus’ standard change of control agreement. The change of control agreement provides severance pay and continuation of certain benefits in the event of a change of control of Synovus. In order to receive benefits under the change of control agreement, the executive’s employment must be terminated involuntarily and without cause, or by the executive for good reason (as defined), within two years following a change of control.
          Directors’ and officers’ insurance and indemnity. Prior to the completion of the merger, Riverside will purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Riverside to provide for continued coverage of such insurance for a period of four years following the completion of the merger with respect to matters occurring prior to the completion of the merger. In addition, subject to certain conditions set forth in the merger agreement, for a period of four years after the effective date of the merger Synovus has agreed to indemnify each person entitled to indemnification from Riverside and its subsidiaries against any liability arising out of actions or omissions occurring at or prior to the effective date of the merger, including the transactions contemplated by the merger agreement, to the fullest extent permitted under Georgia law and by the applicable articles of incorporation and bylaws as in effect on the date of the merger agreement, including provisions relating to advances of expenses incurred in the defense of any litigation.
          Riverside stock and options ownership. Riverside’s executive officers and directors and their affiliates own in the aggregate approximately 59% of the outstanding shares of Riverside common stock. In addition, Riverside’s executive officers and directors hold options under Riverside’s stock option plan for an aggregate of 224,826 shares of Riverside common stock with a weighted average exercise price of $4.67 per share. All options under the stock option plan will become exercisable as a result of the merger.
Employee Benefits
          Synovus has agreed in the merger agreement that, following the effective date of the merger, Synovus will provide generally to employees of Riverside employee benefits, including without limitation pension benefits, health and welfare benefits, life insurance and vacation and severance arrangements, that are substantially similar, in the aggregate, to those currently provided by Riverside. As soon as administratively practicable following the effective date of the merger, Synovus has agreed to provide generally to employees of Riverside employee benefits which are substantially similar, in the aggregate, to those provided by Synovus and its subsidiaries to their similarly situated employees.
Material United States Federal Income Tax Consequences of the Merger
          The following is a summary description of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of Riverside. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws, other than certain state tax laws. In addition, the following discussion may not be applicable with respect to specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger); persons whose shares of Riverside stock are treated as “section 306 stock” under Section 306 of the Internal Revenue Code; persons who acquired shares of Riverside stock by exercising employee stock options or otherwise as compensation; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a “straddle” or “conversion transaction. No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder.
          Synovus and Riverside have received an opinion from Powell Goldstein LLP, which it will confirm as of the effective date of the merger, to the effect that:

•	The merger will qualify as a reorganization under Section 368 of the Internal Revenue Code.

•	No gain or loss will be recognized by Riverside shareholders as a result of the exchange of their Riverside common stock in the Merger except for those Riverside shareholders exercising their right to dissent and to the extent that a Riverside shareholder receives cash in exchange for any fractional share that such Riverside shareholder would otherwise be entitled to receive.

•	The basis of the Synovus common stock (including any fractional shares that will be redeemed for cash) received by a Riverside shareholder in the merger in exchange for his Riverside common stock will equal the basis of such Riverside common stock and the holding period of such Synovus common stock will include the period that such Riverside shareholder has held such Riverside common stock.

•	Neither Synovus nor Riverside will recognize any income, gain, or loss as a result of the merger.
          The tax opinion was issued on December 30, 2005, and is based upon customary assumptions and factual representations by the management of Synovus and Riverside.
          Riverside shareholders are urged to consult their own tax advisors as to the specific tax consequences to them, based upon their individual facts, of the merger under federal, state, local and other applicable income tax laws.
Accounting Treatment
          The merger will be accounted for by Synovus as a purchase transaction in accordance with generally accepted accounting principles in the United States of America. One effect of such accounting treatment is that the earnings of Riverside will be combined with the earnings of Synovus only from and after the effective date of the merger.
Expenses
          The merger agreement provides that Synovus and Riverside will each pay its own expenses in connection with the merger and related transactions, including, but not limited to, the fees and expenses of its own investment bankers, legal counsel and accountants.
New York Stock Exchange Listing
          Synovus common stock is listed on the NYSE. The shares of Synovus common stock to be issued to the shareholders of Riverside in the merger will be listed on the NYSE.
Resales of Synovus Common Stock
          The shares of Synovus common stock issued pursuant to the merger agreement will be freely transferable under the Securities Act of 1933, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Riverside for purposes of Rule 145 under the Securities Act as of the date of the Riverside special meeting. Affiliates may not sell their shares of Synovus common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering the resale of the shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Rule 145 imposes restrictions on the manner in which an affiliate may resell and the quantity of any resale of any of the shares of Synovus common stock received by the affiliate in the merger. Persons who may be deemed to be affiliates of Riverside generally include individuals or entities that control, are controlled by or are under common control with Riverside and may include executive officers and directors of Riverside as well as principal shareholders of Riverside.
          Riverside has agreed in the merger agreement to use its best efforts to cause each director, executive officer and other person who is an affiliate of Riverside to enter into an agreement with Synovus providing that he or she will not sell, pledge, transfer or otherwise dispose of shares of Riverside common stock or Synovus common stock to be received in the merger except in compliance with Rule 145 or in a transaction exempt under the Securities Act. This prospectus does not cover resales of Synovus common stock following consummation of the merger, and no person may make use of this prospectus in connection with any such resale.

DESCRIPTION OF STOCK AND EFFECT OF MERGER ON RIGHTS OF
RIVERSIDE SHAREHOLDERS
     If the merger is completed, all holders of Riverside common stock and options will become holders of shares of Synovus common stock or holders of options for shares of Synovus common stock. The rights of a holder of Synovus common stock are similar in some respects and different in other respects from the rights of a holder of Riverside common stock. The rights of Riverside shareholders are currently governed by the Georgia Business Corporation Code and the Articles of Incorporation and bylaws of Riverside. The rights of Synovus shareholders are currently governed by the Georgia Business Corporation Code and the Articles of Incorporation and bylaws of Synovus. The following discussion summarizes the material differences between the current rights of Riverside shareholders and the rights they will have as Synovus shareholders following the merger.
     The following comparison of shareholders’ rights is necessarily a summary, is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders and is subject, in all respects, and is qualified by reference to the Georgia Business Corporation Code, Riverside’s Articles of Incorporation and bylaws and Synovus’ Articles of Incorporation and bylaws.

	SYNOVUS		RIVERSIDE

•	Ten votes for each share held, except in limited circumstances described below	•	Class A common stock — One vote for each share held
Class B common stock — One vote for each share held but only entitled to vote on certain extraordinary corporate actions, including the merger agreement

•	No cumulative voting rights in the election of directors, meaning that the holders of a plurality of the shares elect the entire board of directors	•	Same as Synovus

•	Dividends may be paid from funds legally available, subject to contractual and regulatory restrictions	•	Same as Synovus, except that the Class B common stock is entitled to a 5% preference in cash dividends declared on the Class A common stock

•	Right to participate pro rata in distribution of assets upon liquidation	•	Same as Synovus, except that the Class B common stock has a liquidation preference of $5.00 per share

•	No pre-emptive or other rights to subscribe for any additional shares or securities	•	Same as Synovus

•	No conversion rights	•	Same as Synovus, except that the Class B common stock converts to Class A common stock immediately prior to the effectiveness of a change in control of Riverside

•	Directors serve staggered 3-year terms	•	Directors serve one-year terms

•	Some corporate actions, including business combinations, require the affirmative action or vote of 66-2/3% of the votes entitled to be cast by the shareholders of all voting stock	•	Corporate actions, including business combinations (with certain exceptions), require the affirmative vote of a majority of the votes entitled to be cast at the meeting. See “Riverside Common Stock—Required Shareholder Vote” below for additional information.

•	No preferred stock is authorized	•	Same as Synovus

•	No charter provisions restricting the transfer of the shares	•	Transfers of the Class B common stock are subject to a right of first refusal in favor of Riverside

Synovus Common Stock
     Synovus is incorporated under the Georgia Business Corporation Code. Synovus is authorized to issue 600,000,000 shares of Synovus common stock, of which 312,637,929 shares were outstanding on December 27, 2005. Synovus has no preferred stock authorized. Synovus’ board of directors may at any time, without additional approval of the holders of Synovus common stock, issue authorized but unissued shares of Synovus common stock.
     As described below, Synovus’ Articles of Incorporation and bylaws presently contain several provisions that may make Synovus a less attractive target for an acquisition of control by an outsider who lacks the support of Synovus’ board of directors.
     Voting Rights; Anti-Takeover Effects; The Voting Amendment
     Under an amendment to Synovus’ Articles of Incorporation and bylaws which became effective on April 24, 1986, referred to in this document as the “voting amendment,” shareholders of Synovus common stock are entitled to ten votes on each matter submitted to a vote at a meeting of shareholders for each share of Synovus common stock which:
•	has had the same beneficial owner since April 24, 1986;

•	was acquired by reason of participation in a dividend reinvestment plan offered by Synovus and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued as a result of an acquisition of a company or business by Synovus where the resolutions adopted by Synovus’ board of directors approving such issuance specifically reference and grant such rights, including shares of Synovus common stock to be issued to the former shareholders of Riverside upon consummation of the merger;

•	was acquired under any employee, officer and/or director benefit plan maintained for one or more employees, officers and/or directors of Synovus and/or its subsidiaries, and is held by the same beneficial owner for whom it was acquired under such plan;

•	is held by the same beneficial owner to whom it was issued by Synovus, or to whom it was transferred by Synovus from treasury shares, and the resolutions adopted by Synovus’ board of directors approving such issuance and/or transfer specifically reference and grant such rights;

•	has been beneficially owned continuously by the same shareholder for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted;

•	was acquired as a direct result of a stock split, stock dividend or other type of share distribution if the share as to which it was distributed has had the same beneficial owner for a period of forty-eight (48) consecutive months before the record date of any meeting of shareholders at which the share is eligible to be voted; or

•	is owned by a holder who, in addition to shares which are beneficially owned under any of the other requirements set forth above, is the beneficial owner of less than 1,139,063 shares of Synovus common stock, which amount has been appropriately adjusted to reflect the stock splits which have occurred subsequent to April 24, 1986 and with such amount to be appropriately adjusted to properly reflect any other change in Synovus common stock by means of a stock split, a stock dividend, a recapitalization or other similar action occurring after April 24, 1986.
     Holders of shares of Synovus common stock not described above are entitled to one vote per share for each such share. A shareholder may own both ten-vote shares and one-vote shares, in which case he or she will be entitled to ten votes for each ten-vote share and one vote for each one-vote share.
     In connection with various meetings of Synovus’ shareholders, shareholders are required to submit to Synovus’ board of directors satisfactory proof necessary for it to determine whether such shareholders’ shares of Synovus common stock are ten-vote shares. If such information is not provided to Synovus’ board of directors, shareholders who would, if they had provided such information, be entitled to ten votes per share, are entitled to only one vote per share.

     As Synovus common stock is registered with the SEC and is listed on the NYSE, Synovus common stock is subject to the provisions of an NYSE rule, which, in general, prohibits a company’s common stock and equity securities from being authorized or remaining authorized for listing on the NYSE if the company issues securities or takes other corporate action that would have the effect of nullifying, restricting or disparately reducing the voting rights of existing shareholders of the company. However, such rule contains a “grandfather” provision, under which Synovus’ voting amendment qualifies, which, in general, permits grandfathered disparate voting rights plans to continue to operate as adopted. Synovus’ management believes that all current shareholders of Synovus common stock are entitled to ten votes per share, and as such, the further issuance of any ten-vote shares would not disenfranchise any existing shareholders. In the event it is determined in the future that Synovus cannot continue to issue ten-vote shares in mergers and acquisitions, Synovus will consider repealing the voting amendment and restoring the principle of one share/one vote.
     If the merger is approved, present shareholders of Riverside common stock, as future shareholders of Synovus common stock, will, under the voting amendment described above, be entitled to ten votes per share for each share of Synovus common stock received by them on the effective date of the merger. Each shareholder of Riverside may also acquire by purchase, stock dividend or otherwise, up to 1,139,063 additional shares of Synovus common stock which will also be entitled to ten votes per share. However, if a Riverside shareholder acquires by purchase, stock dividend or otherwise, more than 1,139,063 additional shares of Synovus common stock, he or she will be entitled to only receive one vote per share for each of the shares in excess of 1,139,063 shares until they have been held for four years.
     Except with respect to voting, ten-vote shares and one-vote shares are identical in all respects and constitute a single class of stock, i.e., Synovus common stock. Neither the ten-vote shares nor the one-vote shares have a preference over the other with regard to dividends or upon liquidation. Synovus common stock does not carry any pre-emptive rights enabling a holder to subscribe for or receive shares of Synovus common stock.
     Staggered Board of Directors; Supermajority Approvals
     Under Synovus’ Articles of Incorporation and bylaws, Synovus’ board of directors is divided into three classes of directors serving staggered three year terms, with the terms of each class of directors to expire each succeeding year. Also under Synovus’ Articles of Incorporation and bylaws, the vote or action of shareholders possessing 66-2/3% of the votes entitled to be cast by the holders of all the issued and outstanding shares of Synovus common stock is required to:
•	call a special meeting of Synovus shareholders;

•	fix, from time to time, the number of members of Synovus’ board of directors;

•	remove a member of Synovus’ board of directors;

•	approve any merger or consolidation of Synovus with or into any other corporation, or the sale, lease, exchange or other disposition of all, or substantially all, of Synovus’ assets to or with any other corporation, person or entity, with respect to which the approval of Synovus’ shareholders is required by the provisions of the corporate laws of the State of Georgia; and

•	alter, delete or rescind any provision of Synovus’ Articles of Incorporation.
     This allows directors to be removed only for cause by 66-2/3% of the votes entitled to be cast at a shareholders’ meeting called for that purpose. Vacancies or new directorships can only be filled by a majority vote of the directors then in office. Synovus’ staggered board of directors, especially when combined with the voting amendment, makes it more difficult for its shareholders to force an immediate change in the composition of the majority of the board. A potential acquiror with shares recently acquired, and not entitled to 10 votes per share under the voting amendment, may be discouraged or prevented from soliciting proxies for the purpose of electing directors other than those nominated by current management for the purpose of changing the policies or control of Synovus.
     Evaluation of Business Combinations
     Synovus’ Articles of Incorporation also provide that in evaluating any business combination or other action, Synovus’ board of directors may consider, in addition to the amount of consideration involved and the effects on Synovus and its shareholders, the interests of the employees, customers, suppliers and creditors of Synovus and its subsidiaries, the communities in which offices of the corporation or its subsidiaries are located, and any other factors the board of directors deems pertinent.
Riverside Common Stock
     The Articles of Incorporation of Riverside authorize the issuance of 8,000,000 shares of Class A common stock and 2,000,000 shares of Class B common stock. At December 28, 2005, there were 5,128,992 shares of Riverside Class A common stock issued and outstanding and 110,314 shares of Riverside Class B common stock issued and outstanding. The remaining authorized shares of Riverside common stock may be issued from time to time in such amounts as the board of directors determines. Each holder of Riverside Class A common stock has one vote per share upon all matters voted upon by shareholders. Class B common stock is, in general, nonvoting. However, each holder of Class B common stock is entitled to one vote per share on certain extraordinary corporate actions, including the merger agreement. Voting rights are noncumulative so that shareholders holding a majority of the outstanding shares of Riverside common stock are able to elect all members of the board of directors. The Class B common stock has a 5% dividend preference as compared to the Class A common stock, which means that if a cash dividend is declared on the Class A common stock, each share of Class B common stock is entitled to a 5% greater dividend payment. The Class B common stock also has a liquidation preference of $5.00 per share, which represents the amount to which its holders are entitled (to the extent available) prior to the distribution of available Riverside assets to the Class A shareholders upon liquidation of the Company. The Class B common stock converts to Class A common stock immediately prior to the consummation of a change of control of Riverside, such as the proposed merger.
     All shares of Riverside common stock, when issued and fully paid, are non-assessable and are not subject to redemption and have no preemptive rights. Subject to the preference of the Class B common stock described above, upon the liquidation, dissolution or winding up of Riverside, whether voluntary or involuntary, holders of Riverside common stock are entitled to share ratably, after satisfaction in full of all liabilities, in all remaining assets of Riverside available for distribution. Subject to the dividend preference of the Class B common stock described above, all shares of Riverside common stock are entitled to share equally in such dividends as the board of directors may declare on the Riverside common stock from sources legally available therefor. Riverside is a holding company and conducts almost all of its operations through its bank subsidiary. Accordingly, Riverside depends on the cash flow of its subsidiary bank to meet its obligations. Riverside’s subsidiary bank is limited in the amount of dividends it can pay to Riverside without prior regulatory approval. Also, bank regulators have the authority to prohibit Riverside’s subsidiary bank from paying dividends if they think the payment would be an unsafe and unsound banking practice.
     Required Shareholder Vote
     Under Riverside’s articles of incorporation and bylaws, Riverside’s board of directors is elected by a plurality of the outstanding shares of Class A common stock. The Class B common stock is nonvoting except on certain extraordinary corporate events, such as the proposed merger. Changes to the number of directors, removal of directors without cause, and mergers with or sales of substantially all assets to a 5% beneficial owner of Riverside’s Class A common stock require approval by 80% of the outstanding shares of common stock entitled to vote on the matter unless 80% of the directors then in office have approved the transaction. Georgia law requires that the merger agreement be approved by the holders of a majority of the outstanding shares of Class A and Class B common stock that are entitled to vote on the merger, voting as a single class.
     The preceding descriptive information concerning Synovus common stock and Riverside common stock outlines certain provisions of Synovus’ Articles of Incorporation and bylaws, Riverside’ Articles of Incorporation and bylaws and certain statutes regulating the rights of holders of Synovus and Riverside common stock. The information is not a complete description of those documents and statutes and is subject in all respects to provisions of the Articles of Incorporation and bylaws of Synovus, the Articles of Incorporation and bylaws of Riverside and the laws of the State of Georgia.
DISSENTERS’ RIGHTS
     Pursuant to Sections 7-1-537 and 14-2-1301 et. seq. of the Official Code of Georgia Annotated, as amended (“Georgia Law”), any shareholder of record of Riverside common stock who objects to the merger, and who fully complies with all of the provisions of Georgia Law, will be entitled to demand and receive payment in cash of an amount equal to the fair value of his or her shares of Riverside common stock if the merger is consummated. A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies Riverside in writing of the names and addresses of each person on whose behalf he or she asserts dissenters’ rights. A beneficial owner must dissent with respect to all the shares he or she owns. For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights under Georgia Law, the fair value of a dissenting shareholder’s Riverside common stock is determined as of the close of the business on the date prior to the effective date of the merger, excluding any appreciation or depreciation therein in anticipation of the merger.
     Any Riverside shareholder desiring to receive payment of the fair value of his or her Riverside common stock in accordance with the requirements of Georgia Law: (a) must file with Riverside prior to the special meeting of shareholders of Riverside at which the vote will be taken on the merger agreement, or at the special meeting, but before the vote is taken, a written notice of his or her intent to demand payment of the fair value of his or her shares of Riverside common stock if the merger agreement is approved and the merger is consummated; (b) must not vote in favor of the proposal to which he or she objects, although he or she may abstain from voting; and (c) must, by the date specified in the dissenters’ notice (“Dissenters’ Notice”) mailed to him or her by Riverside, which date shall not be fewer than 30 nor more than 60 days from the shareholders’ receipt of the Dissenters’ Notice, demand payment for his or her shares and deposit his or her share certificates in accordance with the terms of the Dissenters’ Notice. A filing of the written notice of intent to demand payment for shares should be sent to: Riverside Bancshares, Inc., 1200 Johnson Ferry Road, Marietta, Georgia 30068. A vote against the merger agreement alone will not satisfy the requirements for the separate written notice of intent to demand payment and the payment demand referred to in conditions (a) and (c) above; all three conditions must be separately complied with.
     If the merger agreement is approved and the merger is authorized, Synovus, as the surviving corporation from the merger, will mail within 10 days after the closing of the merger to each dissenting shareholder who has complied with conditions (a) and (b) above, a Dissenters’ Notice, addressed to the dissenting shareholder at such address as he has furnished in writing, or, if none, at the shareholder’s address as it appears on the records of Riverside, which notice will: (1) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (2) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, and (3) set a day by which Synovus must receive the payment demand, which date may not be less than 30 nor more than 60 days after the Dissenters’ Notice is delivered. A record shareholder who does not demand payment or deposit his share certificates where required, each by the date specified in the Dissenters’ Notice, is not entitled to payment for his shares.
     If all of the conditions specified in (1), (2) and (3) in the immediately preceding paragraph are fully complied with, Synovus is required to make a written offer, within 10 days of the later of the date the merger is consummated or receipt of the payment demand, to each dissenting shareholder to purchase all of his or her shares of Riverside common stock at a specified price that Synovus considers to be their fair value, plus accrued interest, as of the close of business on the day prior to the merger, excluding any change in value induced by the proposed merger or its consummation.
     The offer of payment must be accompanied by:
(1)	A copy of Riverside’s balance sheet as of the end of a fiscal year not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	A statement of Synovus’ estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under Section 14-2-1327 of Georgia Law; and

(5)	A copy of Section 14-2-1301 et. seq. of Georgia Law, a copy of which is attached to this document as Appendix “B.”
     Assuming the merger has been effected, if the shareholder accepts Synovus’ offer by written notice within 30 days after the offer or is deemed to have accepted the offer by failing to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer of or the consummation of the merger, whichever is later. If the shareholder is dissatisfied with the offer, he or she may notify Synovus of his or her own estimate of fair value and demand payment of that amount and interest due. If a dissenting shareholder’s demand for payment under Section 14-2-1327 of Georgia Law remains unsettled, Synovus shall commence a proceeding within 60 days after receiving the payment demand and petition the Superior Court of Gwinnett County, Georgia to determine the fair value of the dissenter’s shares and accrued interest, which interest shall be computed from the effective date of the merger. If Riverside does not commence the proceeding within the 60 day period, it must pay each dissenter whose demand remains unsettled the amount demanded.
     The foregoing does not purport to be a complete statement of the provisions of Georgia Law relating to statutory dissenters’ rights and is qualified in its entirety by reference to said provisions, relevant portions of which are reproduced in full in Appendix “B” to this document, which is incorporated herein by reference.
DESCRIPTION OF SYNOVUS
Business
     Synovus is a diversified financial services company and a registered financial holding company and bank holding company with approximately $27.1 billion in assets. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through bank subsidiaries and other offices in Georgia, Alabama, South Carolina, Florida and Tennessee and electronic payment processing services through its 81% owned subsidiary, TSYS. Synovus is based in Columbus, Georgia and its stock is traded on the NYSE under the symbol “SNV.”
     Synovus is engaged in two business segments:
•	financial services, which primarily involve commercial banking activities, as well as retail banking, financial management, mortgage, leasing and insurance services; and

•	transaction processing services, which consist primarily of electronic payment processing services, including consumer, commercial, retail, government services, debit and stored value card processing and related services.
     As of September 30, 2005, Synovus had total assets of approximately $27.1 billion, net loans of $20.6 billion, total deposits of $20.3 billion and total shareholders’ equity of $2.9 billion.
     Synovus’ principal executive offices are located at 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901, and its telephone number is (706) 649-5220. Synovus’ website is www.synvous.com. Information included on Synovus’ website is expressly not incorporated by reference into this prospectus.
     Additional information about Synovus is included in documents incorporated into this document by reference. See “Where You Can Find More Information” on page 44. Shareholders desiring copies of such documents may contact Synovus at its address or phone number indicated under “Where You Can Find More Information.”
Recent Developments
     On January 18, 2006, Synovus announced its fourth quarter 2005 earnings and filed a Form 8-K with the SEC related to the earnings announcement, a copy of which is incorporated by reference into this document. Synovus’ fourth quarter net income grew 15.6% over the fourth quarter 2004 to $137.3 million, which represented earnings per share growth of 14.9% to $.44 per share. For the full year, net income grew 18.2% and earnings per share increased 16.5% over 2004. Return on assets was 2.00% and return on equity was 18.74% for the fourth quarter 2005, compared to 1.91% and 17.92%, respectively, in the same period last year. For the full year, return on assets was 1.96% and return on equity was 18.45%, compared to 1.88% and 17.63%, respectively, in 2004. Shareholders’ equity at December 31, 2005 was $2.95 billion, which represented 10.69% of quarter-end assets. Total assets ended the quarter at $27.6 billion, an increase of 10.3% from the same period last year.

DESCRIPTION OF RIVERSIDE
Business
     Riverside, previously known as American Bankshares, Inc., is a bank holding company whose business is conducted by its wholly-owned subsidiary, Riverside Bank, previously known as Cobb American Bank and Trust Company. Riverside and Riverside Bank formally changed their names in 1998 and 1996, respectively. Riverside provides a full array of personal and electronic financial services including traditional deposit, lending, mortgage, and other financial products and serves to its commercial and retail customers.
Market Area
     Riverside’s principal executive and banking officers are located in Marietta, Georgia, with three additional branches serving Cobb County and one branch in the Buckhead area of Fulton County.
Lending Activities
     The primary source of income generated by Riverside is the interest earned from both its loan and investment portfolios. To develop business, Riverside relies to a large extent on providing a personal banking relationship tailored to the needs of its customers. Riverside also relies on the personalized approach of its directors and officers, who have extensive business and personal contacts in the community. Riverside also offers services typically associated with larger regional and national banks, including online banking, Small Business Administration Loans, commercial and residential development loans and mortgages — in addition to a complete array of traditional bank transaction accounts, investments and loans.
     At September 30, 2005, Riverside’s loan portfolio was $471.5 million, representing approximately 71% of total assets. As of such date, Riverside’s loan portfolio consisted of 9% commercial loans, 47% real estate secured loans, excluding construction and land development loans, 38% real estate construction and land development loans and 6% installment or consumer loans.
Competition
     Competition in the banking and financial services industry is intense. In its primary market area, Riverside competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Riverside and they offer certain services that Riverside does not or cannot provide. In addition, many of Riverside’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally chartered and insured banks.
     Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.
Employees
     As of September 30, 2005, Riverside employed 87 full-time equivalent employees. None of these employees is covered by a collective bargaining agreement and management believes that its employee relations are good.
Description of Property
     Riverside operates its main office and four additional branch locations in Cobb and Fulton Counties, Georgia. Riverside owns each of the branch office locations except for the Galleria location, which is leased. Set forth below is the location of each Riverside branch:

East Cobb / Main Offices	1200 Johnson Ferry Road, Marietta, Georgia 30068
Riverside Bank of Buckhead	334 East Paces Ferry Road, Atlanta, Georgia 30305
Chastain	555 Chastain Road, Kennesaw, Georgia 30144
Marietta Square	214 Roswell Street, Marietta, Georgia 30060
Galleria	2841 Akers Mill Road, Atlanta, Georgia 30339
Legal Proceedings
     Riverside is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens or foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to its business. Management is not aware of any proceeding threatened or pending against Riverside which, if determined adversely, would have a material adverse effect on its business or financial position.
Related Party Transactions
     Riverside has had various loan and other banking transactions in the ordinary course of business with the directors, executive officers, and principal shareholders of Riverside, or an associate of such person. All such transactions: (a) have been made in the ordinary course of business; (b) have been made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (c) in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At September 30, 2005, the total dollar amount of extensions of credit to directors, executive officers and Riverside principal shareholders identified below, and any of their associates, excluding extensions of credit which were less than $60,000 to any one such person and their associates, were $12 million, which represented approximately 27% of total capital.
Principal Shareholders
     The following table sets forth, as of December 28, 2005, the stock ownership by each of Riverside’s directors and executive officers, by all directors and executive officers as a group, and by each owner of more than 5% of the outstanding shares of Riverside common stock.

Name	Shares Beneficially Owned (1)		Percentage of Class
Five Percent Shareholders
ABS Investors, LLC	2,776,022		53.0%

Directors
Kessel D. Stelling, Jr.	2,822,982	(2)	53.5%
Rodney Knowles III	225,350	(3)	4.3%
John A. Williams	2,790,022	(4)	53.1%

Non-Director Executive Officers
Robert Garcia, Jr.	111,965	(5)	2.1%
Eileen Jordan	0		0.0%
Philip F. Resch	27,131	(6)	*
Carol Smith	52,581		1.0%
Harry E. Smith	60,163	(7)	1.1%

All Directors and Executive Officers, as a Group (8 Persons)	3,314,172	(8)	60.7%

*	Represents beneficial ownership of less than 1%.

(1)	The information contained in this table with respect to Riverside common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Exchange Act. Information with respect to beneficial ownership is based upon information furnished by each owner. With respect to certain of the individual directors and executive officers listed in the table, the number of shares indicated includes shares of Riverside common stock that the individual has the right to acquire now or within the next 60 days through the exercise of previously granted options.

(2)	Includes 2,776,022 shares held by ABS Investors, LLC, of which Mr. Stelling is a managing member, 450 shares held by Mr. Stelling’s children and 36,625 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(3)	Includes 57,135 shares held by Duck Hawk Investment LP, of which Mr. Knowles is a general partner, 16,875 shares held by Mr. Knowles’ spouse, 6,000 shares held jointly by Mr. Knowles’ spouse and children and 12,500 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(4)	Includes 2,776,022 shares held by ABS Investors, LLC, of which Mr. Williams is a managing member, and 14,000 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(5)	Includes 81,137 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(6)	Includes 26,002 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(7)	Includes 54,562 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.

(8)	Includes 224,826 shares issuable upon the exercise of stock options exercisable now or within the next 60 days.
REGULATORY MATTERS
General
     Synovus is a registered bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956 and by the Georgia Department of Banking and Finance under the bank holding company laws of the State of Georgia. Synovus became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in April 2000. Financial holding companies may engage in a variety of activities, some of which are not permitted for other bank holding companies that are not financial holding companies. Synovus’ affiliate national banking associations are subject to regulation and examination primarily by the Office of the Comptroller of the Currency, which we refer to as the OCC, and, secondarily, by the FDIC and the Federal Reserve Board. Synovus’ state-chartered banks are subject to primary federal regulation and examination by the FDIC and, in addition, are regulated and examined by their respective state banking departments. Numerous other federal and state laws, as well as regulations promulgated by the Federal Reserve Board, the state banking regulators, the OCC and the FDIC govern almost all aspects of the operations of the banks. Various federal and state bodies regulate and supervise Synovus’ non-banking subsidiaries including its brokerage, investment advisory, insurance agency and processing operations. These include, but are not limited to, the SEC, the National Association of Securities Dealers, Inc., federal and state banking regulators and various state regulators of insurance and brokerage activities.
Dividends
     Under the laws of the State of Georgia, Synovus, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in its Articles of Incorporation, and unless, after payment of the dividend, it would not be able to pay its debts when they become due in the usual course of its business or its total assets would be less than the sum of its total liabilities. Synovus is also subject to regulatory capital restrictions that limit the amount of cash dividends that it may pay. Additionally, Synovus is subject to contractual restrictions that limit the amount of cash dividends it may pay. As Riverside is also a Georgia corporation, it is subject to similar dividend restrictions.

     The primary sources of funds for Synovus’ payment of dividends to its shareholders are dividends and fees to Synovus from its banking and nonbanking affiliates. Similarly, the primary source of funds for Riverside’s payment of dividends to its shareholders are dividends to Riverside from its banking affiliate, Riverside Bank. Various federal and state statutory provisions and regulations limit the amount of dividends that the subsidiary banks of Synovus and Riverside may pay. Under the regulations of the Georgia Department of Banking and Finance, a Georgia bank must have approval of the Georgia Department of Banking and Finance to pay cash dividends if, at the time of such payment:
•	the ratio of Tier 1 capital to adjusted total assets is less than 6%;

•	the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50% of its net after-tax profits for the previous calendar year; or

•	its total classified assets in its most recent regulatory examination exceeded 80% of its Tier 1 capital plus its allowance for loan losses, as reflected in the examination.
     In general, the approval of the Alabama Banking Department, Florida Department of Financial Services and Tennessee Department of Financial Institutions is required if the total of all dividends declared by an Alabama, Florida or Tennessee bank, as the case may be, in any year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. In addition, the approval of the OCC is required for a national bank to pay dividends in excess of the bank’s retained net income for the current year plus retained net income for the preceding two years. Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve System and sometimes referred to as a state member bank, if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for that year combined with its retained net profits for the proceeding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand.
     Some of Synovus’ banking affiliates have in the past been required to secure prior regulatory approval for the payment of dividends to Synovus in excess of regulatory limits and may be required to seek approval for the payment of dividends to Synovus in excess of those limits in the future. If prior regulatory approvals are sought, there is no assurance that any such regulatory approvals will be granted.
     Federal and state banking regulations applicable to Synovus and its banking subsidiaries require minimum levels of capital which limit the amounts available for payment of dividends. Synovus’ objective is to pay cash dividends on its common stock in an amount that results in a dividend payout ratio of at least 40%. Synovus and its predecessors have paid cash dividends on their common stock in every year since 1891. Under restrictions imposed under federal and state laws, Synovus’ subsidiary banks could declare aggregate dividends to Synovus of approximately $295 million during 2005 without obtaining regulatory approval.
Capital Requirements
     Synovus and Riverside are required to comply with the capital adequacy standards established by the Federal Reserve Board and their banking subsidiaries must comply with similar capital adequacy standards established by the OCC and FDIC, as applicable. As a financial holding company, each of Synovus subsidiaries are required to maintain capital levels required for a well-capitalized institution. See the section entitled “Prompt Corrective Action” below.
     There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries that have been promulgated by the Federal Reserve Board, the FDIC and the OCC: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance.
     The bank regulatory agencies use a risk-adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the credit risk associated with on- and off-balance sheet assets. The majority of Synovus’ risk-weighted assets are on-balance sheet assets in the form of loans. Capital is categorized into two types: Tier 1 and Tier 2.
     In addition to the risk-based capital standards, a minimum leverage ratio (also referred to as the Tier 1 leverage ratio) of 4% is required for the highest-rated financial holding companies that are not undertaking significant expansion programs. An additional 1% to 2% may be required for other companies, depending upon their regulatory ratings and expansion plans. The leverage ratio is defined as Tier 1 capital divided by quarterly average assets, net of certain intangibles.

     At September 30, 2005, Synovus’ Total risk-based capital ratio was 14.23%, its Tier 1 capital ratio was 10.18% and its Tier 1 leverage ratio was 9.99%. Assuming the merger had been consummated on September 30, 2005, the Total risk-based capital ratio of Synovus would have been 14.08%, its Tier 1 capital ratio would have been 10.10% and its Tier 1 leverage ratio would have been 9.88%. Each of these ratios exceeds the current requirements under the Federal Reserve Board’s capital guidelines.
     At September 30, 2005, Riverside’s Total risk-based capital ratio was 10.84%, its Tier 1 capital ratio was 9.84% and its Tier 1 leverage ratio was 8.67%. Each of these ratios exceeds the current requirements under the Federal Reserve Board’s capital guidelines.
     Each of Synovus’ and Riverside’s banking subsidiaries is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency, and each was in compliance with the applicable minimum capital requirements as of September 30, 2005.
     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits and other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See “Prompt Corrective Action” below.
Commitments to Subsidiary Banks
     Under the Federal Reserve Board’s policy, Synovus is expected to act as a source of financial strength to its subsidiary banks and to commit resources to support its subsidiary banks in circumstances when it might not do so absent that policy. In addition, any capital loans by Synovus to any of its subsidiary banks would also be subordinate in right of payment to depositors and to certain other indebtedness of that bank.
     In the event of Synovus’ bankruptcy, any commitment by Synovus to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, the Federal Deposit Insurance Act provides that any financial institution whose deposits are insured by the FDIC generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled financial institution. All of Synovus’ bank subsidiaries are FDIC-insured institutions.
Prompt Corrective Action
     The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators are required to rate supervised institutions on the basis of five capital categories as described below. The federal banking regulators are also required to take mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the Federal Deposit Insurance Corporation Improvement Act requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.
     Under the Federal Deposit Insurance Corporation Improvement Act, the Federal Reserve Board, the FDIC, the OCC and the Office of Thrift Supervision have adopted regulations setting forth a five-tier scheme for measuring the capital adequacy of the financial institutions they supervise. Under the regulations, an institution would be placed in one of the following capital categories:
•	Well Capitalized — an institution that has a Total risk-based capital ratio of at least 10%, a Tier 1 capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5%;

•	Adequately Capitalized — an institution that has a Total risk-based capital ratio of at least 8%, a Tier 1 capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4%;

•	Undercapitalized — an institution that has a Total risk-based capital ratio of under 8%, a Tier 1 capital ratio of under 4% or a Tier 1 leverage ratio of under 4%;

•	Significantly Undercapitalized — an institution that has a Total risk-based capital ratio of under 6%, a Tier 1 capital ratio of under 3% or a Tier 1 leverage ratio of under 3%; and

•	Critically Undercapitalized — an institution whose tangible equity is not greater than 2% of total tangible assets.
     The regulations permit the appropriate federal banking regulator to downgrade an institution to the next lower category if the regulator determines (1) after notice and opportunity for hearing or response, that the institution is in an unsafe or unsound condition or (2) that the institution has received and not corrected a less-than-satisfactory rating for any of the categories of asset quality, management, earnings or liquidity in its most recent examination. Supervisory actions by the appropriate federal banking regulator depend upon an institution’s classification within the five categories. Synovus’ management believes that Synovus and its bank subsidiaries have the requisite capital levels to qualify as well capitalized institutions under the Federal Deposit Insurance Corporation Improvement Act regulations.
     The Federal Deposit Insurance Corporation Improvement Act generally prohibits a depository institution from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution’s holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.
     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.
Safety and Soundness Standards
     The Federal Deposit Insurance Act, as amended by the Federal Deposit Insurance Corporation Improvement Act and the Riegle Community Development and Regulatory Improvement Act of 1994, requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards under the Federal Deposit Insurance Corporation Improvement Act. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act. See “Prompt Corrective Action” above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Depositor Preference Statute
     Federal law provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by any receiver.
Gramm-Leach-Bliley Act
     On November 12, 1999, legislation was enacted which allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is: (1) financial in nature; (2) incidental to any such financial activity; or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The legislation makes significant changes in United States banking law, principally by repealing restrictive provisions of the 1933 Glass-Steagall Act. The legislation specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve Board under Section 4(c)(8) of the Bank Holding Company Act. The legislation does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well-capitalized, well-managed and have at least a satisfactory rating under the Community Reinvestment Act. Synovus became a financial holding company in April 2000.
     In addition to the Gramm-Leach-Bliley Act, there have been a number of legislative and regulatory proposals that would have an impact on bank/financial holding companies and their bank and nonbank subsidiaries. It is impossible to predict whether or in what form these proposals may be adopted in the future and if adopted, what their effect will be on Synovus.
LEGAL MATTERS
     The validity of the Synovus common stock to be issued in connection with the merger will be passed upon by Kathleen Moates, Senior Vice President and Senior Deputy General Counsel of Synovus. Ms. Moates beneficially owns shares of Synovus common stock and options to purchase additional shares of Synovus common stock. As of the date of this document, the number of shares Ms. Moates owns or has the right to acquire upon exercise of her options is, in the aggregate, less than 0.1% of the outstanding shares of Synovus common stock. Powell Goldstein LLP will deliver its opinion to Synovus and Riverside as to certain United States federal income tax matters.
EXPERTS
     The consolidated financial statements of Synovus Financial Corp. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report of Management on Internal Control Over Financial Reporting) as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The audit report on the consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004 refers to a change in the method of accounting for goodwill in 2002. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 contains an explanatory paragraph that states that Synovus acquired both Trust One Bank and Peoples Florida Banking Corporation during 2004. Synovus excluded from its assessment of the effectiveness of Synovus’ internal control over financial reporting as of December 31, 2004, Trust One Bank’s internal control over financial reporting and Peoples Florida Banking Corporation’s internal control over financial reporting. The audit of internal control over financial reporting of Synovus also excluded an evaluation of the internal control over financial reporting of Trust One Bank and Peoples Florida Banking Corporation.

OTHER MATTERS
     Riverside’s board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.
SHAREHOLDER PROPOSALS
     Synovus’ 2006 annual meeting of shareholders will be held in April 2006. Any shareholder satisfying the SEC’s requirements and wishing to submit a proposal to be included in the proxy statement for the 2006 annual meeting of shareholders should submit the proposal in writing to the Secretary, Synovus Financial Corp., 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901. Synovus must have received a proposal by November 18, 2005 to consider it for inclusion in the proxy statement for the 2006 annual meeting of shareholders.
     If the merger is not consummated, Riverside will inform its shareholders of the date and time of its 2006 annual meeting of shareholders.
WHERE YOU CAN FIND MORE INFORMATION
     Synovus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Synovus files with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE.
     Synovus filed a registration statement on Form S-4 to register with the SEC the Synovus common stock to be issued to Riverside shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Synovus. As permitted by SEC rules, this document does not contain all the information you can find in Synovus’ registration statement or the exhibits to that registration statement.
     The SEC permits Synovus to “incorporate by reference” information into this document, which means that Synovus can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.
     This document incorporates by reference the documents set forth below that Synovus has previously filed with the SEC. These documents contain important information about Synovus and its business.
Synovus SEC Filings (File No. 1-10312)
(1)	Synovus’ Annual Report on Form 10-K for the year ended December 31, 2004, as amended on April 28, 2005;

(2)	Synovus’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

(3)	Synovus’ Current Reports on Form 8-K filed on January 19, 2005, January 20, 2005, January 25, 2005, February 3, 2005, March 28, 2005, April 26, 2005, June 14, 2005, July 12, 2005, July 20, 2005, September 6, 2005, October 19, 2005, November 23, 2005, December 21, 2005, December 27, 2005, January 6, 2006 and January 18, 2006; and

(4)	the description of Synovus common stock contained in Synovus’ Registration Statement on Form 8-A filed with the SEC on August 21, 1989.

     Synovus also incorporates by reference additional documents that may be filed with the SEC under Sections 13(a), 13(c), 14 and 15 (d) under the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Riverside special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
     Synovus has supplied all information contained or incorporated by reference in this document relating to Synovus, and Riverside has supplied all information contained in this document relating to Riverside.
     You can obtain any of the documents incorporated by reference from Synovus, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference are available from Synovus without charge, excluding all exhibits, except that if Synovus has specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Synovus at the following addresses:
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
Attn: G. Sanders Griffith, III
Senior Executive Vice President,
General Counsel & Secretary
Telephone: (706) 649-2267
     If you would like to request documents, please do so by March 3, 2006 to receive them before the Riverside special meeting.
     You should rely only on the information contained or incorporated by reference in this document. Synovus and Riverside have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated February 1, 2006. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders nor the issuance of Synovus common stock in the merger creates any implication to the contrary.
PRO FORMA FINANCIAL INFORMATION
     Pro forma financial information reflecting the acquisition of Riverside by Synovus is not presented in this document because the pro forma effect is not significant.

Appendix A
AGREEMENT AND PLAN OF MERGER
     AGREEMENT AND PLAN OF MERGER, dated as of the 6th day of September, 2005 (the “Plan” or the “Agreement”) by and between SYNOVUS FINANCIAL CORP. (“Synovus”) and RIVERSIDE BANCSHARES, INC. (“Riverside”).
RECITALS:
     A. Synovus. Synovus has been duly incorporated and is an existing corporation in good standing under the laws of Georgia, with its principal executive offices located in Columbus, Georgia. As of July 31, 2005, Synovus had 600,000,000 authorized shares of common stock, par value $1.00 per share (“Synovus Common Stock”), of which 311,768,496 shares were outstanding on said date. All of the issued and outstanding shares of Synovus Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable and not subject to any preemptive rights. Synovus has 39 wholly-owned banking subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission, a “Subsidiary”) and other non-banking Subsidiaries as of the date hereof. Each Subsidiary that is a depository institution is an “insured institution” as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder, and the deposits in which are insured by the Federal Deposit Insurance Corporation.
     B. Riverside. Riverside has been duly incorporated and is an existing corporation in good standing under the laws of Georgia, with its principal executive offices located in Marietta, Georgia. As of July 31, 2005, Riverside had authorized: (1) 8,000,000 shares of Class A common stock, par value $1.00 per share (“Riverside Class A Common Stock”), of which 5,074,180 shares are outstanding as of the date hereof; and (2) 2,000,000 shares of Class B common stock, par value $1.00 per share (“Riverside Class B Common Stock”), of which 110,814 shares are outstanding as of the date hereof. All of the issued and outstanding shares of Riverside Class A and Class B Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable and not subject to any preemptive rights. Riverside has one wholly-owned banking Subsidiary, Riverside Bank, which Subsidiary is an “insured institution” as defined in the Federal Deposit Insurance Act and the applicable regulations thereunder, and the deposits in which are insured by the Federal Deposit Insurance Corporation and other non-banking Subsidiaries.
     C. Rights, Etc. Neither Synovus nor Riverside has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock except, in the case of Synovus, as described in filings made with the Securities and Exchange Commission (“SEC”) and except, in the case of Riverside, as described in its audited financial statements for the year ended December 31, 2004 or in its unaudited financial statements for the period ended June 30, 2005 or except as otherwise disclosed in the Disclosure Schedules referred to in Article III below.
     D. Board Approvals. The respective Boards of Directors of Synovus and Riverside have unanimously approved and adopted the Plan and have duly authorized its execution. In the case of Riverside, the Board of Directors has unanimously voted to recommend to its shareholders that the Plan be approved.
     E. Materiality. Unless the context otherwise requires, any reference in this Agreement to materiality with respect to any party shall be deemed to be with respect to such party and its Subsidiaries taken as a whole.
     F. Material Adverse Effect. For the purposes of this Plan, the capitalized term “Material Adverse Effect” as used in relation to a person, means an adverse effect on the business, results of operations or financial condition of that person or its Subsidiaries which is material to it and its Subsidiaries, taken as a whole, provided that “Material Adverse Effect” shall not include or be deemed to include: (1) the impact of changes which are made and become effective after the date of this Plan in banking or similar laws of general applicability or interpretations thereof by courts or governmental authorities; or (2) changes which are made and become effective after the date of this Plan in generally accepted accounting principles applicable to banks and their holding companies.
     In consideration of their mutual promises and obligations hereunder, and intending to be legally bound hereby, Synovus and Riverside adopt the Plan and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:
I. THE MERGER
     (A) Structure of the Merger. On the Effective Date (as defined in Article VII), Riverside will merge (the “Merger”) with and into Synovus, with Synovus being the surviving corporation (the “Surviving Corporation”) under the name Synovus Financial Corp. pursuant to the applicable provisions of the Georgia Business Corporation Code (“Georgia Act”). On the Effective Date, the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Synovus in effect immediately prior to the Effective Date.
     Also on the Effective Date, or as soon thereafter as is practicable, the parties shall cause Riverside Bank, a wholly-owned subsidiary of Riverside, to be merged with and into Bank of North Georgia, a wholly-owned subsidiary of Synovus, with Bank of North Georgia as the resulting bank of the merger. After the merger the former offices of Riverside Bank will operate as branch offices of Bank of North Georgia.
     (B) Effect on Outstanding Shares. Immediately prior to the Merger: (1) each outstanding share of Riverside Class A Common Stock shall remain outstanding and unchanged; and (2) each outstanding share of Riverside Class B Common Stock shall be converted on a one-for-one basis into a share of Riverside Class A Common Stock. The shares of Riverside Class A Common Stock described in clause (1) above and the shares of Riverside Class A Common Stock of Riverside to be issued pursuant to clause (2) above are hereinafter collectively referred to as “Riverside Stock.”
     By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Riverside Stock issued and outstanding on the Effective Date shall be converted into and exchangeable for the right to receive 1.0312 shares of Synovus Common Stock (“Per Share Exchange Ratio”).
     As of the Effective Date, each share of Riverside Common Stock held as treasury stock of Riverside shall be canceled, retired and cease to exist, and no payment shall be made in respect thereof.
     No fractional shares of Synovus Common Stock shall be issued in connection with the Merger. Each holder of Riverside Stock who would otherwise have been entitled to receive a fraction of a share of Synovus Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Synovus Common Stock multiplied by the closing price per share of Synovus Common Stock on the New York Stock Exchange (“NYSE”) on the last business day immediately preceding the Effective Date.
     Each holder of Riverside Stock will be entitled to ten (10) votes for each share of Synovus Common Stock to be received by him/her on the Effective Date pursuant to a set of resolutions adopted by the Board of Directors of Synovus on September 6, 2005, in accordance with and subject to those certain Articles of Amendment to Synovus’ Articles of Incorporation, dated April 24, 1986. Synovus shall provide Riverside with certified copies of such resolutions prior to the Effective Date.
     The shares of Synovus Common Stock issued and outstanding immediately prior to the Effective Date shall remain outstanding and unchanged after the Merger.
     If, between the date of this Agreement and the Effective Date, the outstanding shares of Synovus Common Stock shall be increased, decreased, changed into or exchanged for a different number or class of shares by reason of any reorganization, reclassification, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in Synovus’ capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Exchange Ratio so as to prevent the dilutive effect of such transaction on a percentage of ownership basis.
     (C) General Procedures. Certificates which represent shares of Riverside Stock that are outstanding on the Effective Date (each, a “Certificate”) and are converted into shares of Synovus Common Stock pursuant to the Plan shall, after the Effective Date, be deemed to represent shares of the Synovus Common Stock into which such shares have become converted and shall be exchangeable by the holders thereof in the manner provided in the transmittal materials described below for new certificates representing the shares of Synovus Common Stock into which such shares have been converted.
     As promptly as practicable after the Effective Date, Synovus shall send to each holder of record of shares of Riverside Stock outstanding on the Effective Date transmittal materials for use in exchanging the Certificates for such shares for certificates for shares of the Synovus Common Stock into which such shares of the Riverside Stock have been converted pursuant to the Plan. Upon surrender of a Certificate, duly endorsed as Synovus may require, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration set forth in paragraph (B) of Article I and such Certificate shall forthwith be canceled. No dividend or other distribution payable after the Effective Date with respect to the Synovus Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate, at which time such holder shall receive all dividends and distributions, without interest thereon, previously withheld from such holder pursuant hereto. After the Effective Date, there shall be no transfers on the stock transfer books of Riverside of shares of Riverside Stock which were issued and outstanding on the Effective Date and converted pursuant to the provisions of the Plan. If after the Effective Date, Certificates are presented for transfer to Riverside, they shall be canceled and exchanged for the shares of Synovus Common Stock deliverable in respect thereof as determined in accordance with the provisions of paragraph (B) of Article I and in accordance with the procedures set forth in this paragraph. In the case of any lost, mislaid, stolen or destroyed Certificate, the holder thereof may be required, as a condition precedent to the delivery to such holder of the consideration described in paragraph (B) of Article I, to deliver to Synovus a bond in such sum as Synovus may direct as indemnity against any claim that may be made against the exchange agent, Synovus or Riverside with respect to the Certificate alleged to have been lost, mislaid, stolen or destroyed.
     After the Effective Date, holders of Riverside Stock shall cease to be, and shall have no rights as, stockholders of Riverside, other than to receive shares of Synovus Common Stock into which such shares have been converted, fractional share payments pursuant to the Plan and any dividends or distributions with respect to such shares of Synovus Common Stock.
     Notwithstanding the foregoing, neither Synovus nor Riverside nor any other person shall be liable to any former holder of shares of Riverside Stock for any amounts paid or property delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
     (D) Options. On the Effective Date, each option granted by Riverside to purchase shares of Riverside Stock (each a “Riverside Stock Option”), whether vested or unvested, which is outstanding and unexercised immediately prior thereto, shall be assumed by Synovus and converted automatically into an option to purchase shares of Synovus Common Stock (each a “Synovus Stock Option”) in an amount and at an exercise price determined as provided below (and otherwise having the same duration and other terms as the original option):
(1)	The number of shares of Synovus Common Stock to be subject to the new option shall be equal to the product of the number of shares of Riverside Stock subject to the original option multiplied by the Per Share Exchange Ratio, provided that any fractional shares of Synovus Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(2)	The exercise price per share of Synovus Common Stock under the new option shall be equal to the exercise price per share of Riverside Stock under the original option divided by the Per Share Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.
     The adjustment provided herein with respect to any options which are “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986 (the “Code”)) shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.
     Within thirty (30) days after the Effective Date, Synovus shall notify each holder of an option to purchase Riverside Stock of the assumption of such options by Synovus. Such notice will effect the revisions to the options, which shall be effective as of the Effective Date. No payment shall be made for fractional interests. From and after the date hereof, no additional options to purchase Riverside Stock shall be granted. Synovus shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Synovus Common Stock for delivery upon exercise of the Synovus Stock Options. As soon as practicable after the Effective Date, Synovus shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Synovus Common Stock subject to any Synovus Stock Options held by persons who are or were directors, officers or employees of Riverside.
     (E) Dissenting Shareholders. Any holder of shares of Riverside Stock who perfects such holder’s dissenters’ rights in accordance with the Georgia Act shall be entitled to receive from the Surviving Corporation the value of such shares in cash as determined pursuant to such provision of the Georgia Act; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Goergia Act and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Date a dissenting shareholder of Riverside fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal of and payment for such holder’s shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of Riverside Stock is entitled under paragraph (B) of this Article I (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Riverside Stock held by such holder.
II. ACTIONS PENDING MERGER
     (A) Riverside covenants to Synovus that Riverside and its Subsidiaries shall conduct their business only in the ordinary course and shall not, without the prior written consent of Synovus, which consent will not be unreasonably withheld: (1) issue any options to purchase capital stock or issue any shares of capital stock (including pursuant to the Riverside Employee Stock Purchase Plan), other than shares of Riverside Stock issued in connection with the exercise of currently outstanding options to purchase shares of Riverside Stock; (2) declare, set aside, or pay any dividend or distribution with respect to the capital stock of Riverside other than normal and customary quarterly cash dividends in accordance with past practices and the provisions of Section III(Q) of this Agreement; (3) directly or indirectly redeem, purchase or otherwise acquire any capital stock of Riverside or its Subsidiaries; (4) effect a split or reclassification of the capital stock of Riverside or its Subsidiaries or a recapitalization of Riverside or its Subsidiaries; (5) amend the articles of incorporation or bylaws of Riverside or its Subsidiaries; (6) grant any increase in the salaries payable or to become payable by Riverside or its Subsidiaries to any employee other than normal, annual salary increases to be made with regard to the employees of Riverside or its Subsidiaries; (7) make any change in any bonus, group insurance, pension, profit sharing, deferred compensation, or other benefit plan, payment or arrangement made to, for or with respect to any employees or directors of Riverside or its Subsidiaries, except to the extent such changes are required by applicable laws or regulations; (8) enter into, terminate, modify or amend any contract, lease or other agreement with any officer or director of Riverside or its Subsidiaries or any “associate” of any such officer or director, as such term is defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (“Exchange Act”), other than in the ordinary course of their business; (9) incur or assume any liabilities, other than in the ordinary course of their business; (10) dispose of any of their assets or properties, other than in the ordinary course of their business; (11) solicit, encourage or authorize any individual, corporation or other entity, including its directors, officers and other employees, to solicit from any third party any inquiries or proposals relating to the disposition of all or substantially all of its business or assets, or the acquisition of its voting securities, or the merger of it or its

Subsidiaries with any corporation or other entity other than as provided by this Agreement, or subject to the fiduciary obligations of its Board of Directors, provide any individual, corporation or other entity with information or assistance or negotiate with any individual, corporation or other entity in furtherance of such inquiries or to obtain such a proposal (and Riverside shall promptly notify Synovus of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters); (12) take any other action or permit its Subsidiaries to take any action not in the ordinary course of business of it and its Subsidiaries; or (13) directly or indirectly agree to take any of the foregoing actions.
     (B) Synovus covenants to Riverside that without the prior written consent of Riverside, which consent will not be unreasonably withheld, Synovus will not take any action that would: (a) delay or adversely affect the ability of Synovus to obtain any necessary approvals of regulatory authorities required for the transactions contemplated hereby; or (b) adversely affect its ability to perform its covenants and agreements on a timely basis under this Plan.
III. REPRESENTATIONS AND WARRANTIES
     Synovus hereby represents and warrants to Riverside, and Riverside represents and warrants to Synovus, that, except as previously disclosed in the Synovus and Riverside Disclosure Schedules of even date herewith delivered to the other party:
     (A) the representations set forth in Recitals A through D of the Plan with respect to it are true and correct and constitute representations and warranties for the purpose of Article V hereof;
     (B) the outstanding shares of capital stock of it and its Subsidiaries are duly authorized, validly issued and outstanding, fully paid and (subject to 12 U.S.C. §55 in the case of a national bank subsidiary) non-assessable, and subject to no preemptive rights of current or past shareholders;
     (C) each of it and its Subsidiaries has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which either individually or in the aggregate, will not have a Material Adverse Effect) where such qualification is required to carry on its business as it is now being conducted, to own all its material properties and assets, and has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except for such authorizations the absence of which, either individually or in the aggregate, would not have a Material Adverse Effect;

     (D) the shares of capital stock of each of its Subsidiaries are owned by it (except for director’s qualifying shares) free and clear of all liens, claims, encumbrances and restrictions on transfer;
     (E) subject, in the case of Riverside, to the receipt of any required shareholder approval of this Plan, the Plan has been authorized by all necessary corporate action of it and, subject to receipt of such approvals of shareholders, filing of all required governmental filings and notices, receipt of all required regulatory approvals and compliance with all applicable securities and banking laws, is a legal, valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles including the remedies of specific performance or injunctive relief;
     (F) subject to receipt of all required shareholder approvals, filing of all required governmental filings and notice, receipt of all required regulatory approvals and compliance with all applicable securities and banking laws, the execution, delivery and performance of the Plan by it does not, and the consummation of the transactions contemplated hereby by it will not, constitute: (1) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or its Subsidiaries or to which it or its Subsidiaries (or any of their respective properties) is subject which breach, violation or default would have a Material Adverse Effect, or enable any person to enjoin any of the transactions contemplated hereby; or (2) a breach or violation of, or a default under, the certificate or articles of incorporation or bylaws of it or any of its Subsidiaries; and the consummation of the transactions contemplated hereby will not require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than the required approvals of applicable regulatory authorities and the approval of the shareholders of Riverside, both of which are referred to in paragraph (A) of Article V and any consents and approvals the absence of which will not have a Material Adverse Effect;
     (G) in the case of Synovus, since December 31, 2003, it has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and SEC rules and regulations thereunder (the “SEC Reports”), each of which complied as to form, at the time such form, report or document was filed, in all material respects with the applicable requirements of the Securities Act of 1933, as amended (“Securities Act”), the Exchange Act and the applicable rules and regulations thereunder. As of their respective dates, none of the SEC Reports, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets in or incorporated by reference into the SEC Reports (including the related notes and schedules) fairly presents the financial position of the entity or entities to which it relates as of its date and each of the statements of operations and retained earnings and of cash flows and changes in financial position or equivalent statements in or incorporated by reference into the SEC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings and cash flows and changes in financial position, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles applicable to bank holding companies consistently applied during the periods involved, except as may be noted therein. It has no material obligations or liabilities (contingent or otherwise) except as disclosed in the SEC Reports. For purposes of this paragraph, material shall have the meaning as defined under the Securities Act, the Exchange Act and the rules promulgated thereunder;
     (H) in the case of Riverside: (1) it has previously delivered to Synovus copies of the financial statements of Riverside, and of Riverside’s Subsidiaries, as of and for each of the years ended December 31, 2004 and 2003, and for the periods ended March 31 and June 30, 2005, and Riverside shall deliver to Synovus, as soon as practicable following the preparation of additional financial statements for each subsequent calendar quarter of Riverside and Riverside’s Subsidiaries, the additional financial statements of Riverside and Riverside’s Subsidiaries (including, with respect to Riverside Bank, call reports of Riverside Bank) as of and for each subsequent calendar quarter (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Riverside” and the “Financial Statements of Riverside’s Subsidiaries,” respectively); and (2) each of the Financial Statements of Riverside and each of the Financial Statements of Riverside’s Subsidiaries (including the related notes), have been or will be prepared in all material respects in accordance with generally accepted accounting principles, which principles have been and will be consistently applied during the periods involved, except as otherwise noted therein, and all the books and records of Riverside and Riverside’s Subsidiaries have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Each of the Financial Statements of Riverside and each of the Financial Statements of Riverside’s Subsidiaries (including the related notes) fairly present or will fairly present the financial position of Riverside on a consolidated basis and the financial position of Riverside’s Subsidiaries as of the respective dates thereof and fairly present or will fairly present the results of operations of Riverside on a consolidated basis and the results of operations of Riverside’s Subsidiaries for the respective periods therein set forth. Riverside and Riverside’s Subsidiaries have no material obligations (contingent or otherwise) except as disclosed in the Financial Statements of Riverside and the Financial Statements of Riverside’s Subsidiaries.
     (I) it has no material liabilities and obligations secured or unsecured, whether accrued, absolute, contingent or otherwise, known or unknown, due or to become due, including,

but not limited to tax liabilities, that should have been but are not reflected in or reserved against in its audited financial statements as of December 31, 2004 or disclosed in the notes thereto and since December 31, 2004 it and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice;
     (J) there has not been the occurrence of one or more events, conditions, actions or statements of fact which have had or are reasonably likely to have a Material Adverse Effect with respect to it since December 31, 2004;
     (K) all material federal, state, local, and foreign tax returns required to be filed by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired; and to the best of its knowledge, all such returns filed are complete and accurate in all material respects. All taxes shown on returns filed by it have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with generally accepted accounting principles). As of the date of the Plan, there is no audit, examination, deficiency, or refund litigation with respect to any taxes of it that would result in a determination that would have a Material Adverse Effect. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on its balance sheet (in accordance with generally accepted accounting principles). It has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. Deferred taxes have been provided for in its financial statements in accordance with generally accepted accounting principles applied on a consistent basis;
     (L)(1) there is no suit, action, investigation or proceeding pending or, to its knowledge, threatened against or affecting it or any of its Subsidiaries which is likely to have a Material Adverse Effect (and it is not aware of any basis for any such suit, action or proceeding), nor is there any judgment, decree, injunction, rule or order of any governmental or regulatory entity or arbitrator outstanding against it or any of its Subsidiaries which could reasonably be expected to have a Material Adverse Effect; and (2) neither it nor any of its Subsidiaries is subject to any agreement, memorandum of understanding, commitment letter, board resolution or similar arrangement with, or transmitted to, any regulatory authority materially restricting its operations as conducted on the date hereof or requiring that certain actions be taken which could reasonably be expected to have a Material Adverse Effect;
     (M) neither it nor its Subsidiaries are in default in any material respect under any material contract (as defined in Item 601(b)(10)(i) and (ii) of Regulation S-K) and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default;

     (N) all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), that cover any of its or its Subsidiaries’ employees, comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; neither it nor any of its Subsidiaries has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any such plan which is likely to result in any material penalties or taxes under Section 502(i) of ERISA or Section 4975 of the Code; no material liability to the Pension Benefit Guaranty Corporation has been or is expected by it or them to be incurred with respect to any such plan which is subject to Title IV of ERISA (“Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by it, them or any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Code; no Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA (whether or not waived) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan as of the end of the most recent plan year with respect to the respective Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan as of the date hereof; to the actual knowledge of its executive officers, there are no pending or anticipated material claims against or otherwise involving any of its employee benefit plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of activities of such plans) has been brought against or with respect to any such plan, except for any of the foregoing which would not have a Material Adverse Effect; no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan within the 12-month period ending on the date hereof; it and its Subsidiaries have not contributed to a “multi-employer plan”, as defined in Section 3(37) of ERISA; and it and its Subsidiaries do not have any obligations for retiree health and life benefits under any benefit plan, contract or arrangement, except as required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA;
     (O) each of it and its Subsidiaries has good and marketable title to its respective properties and assets, tangible or intangible (other than property as to which it is lessee), except for such defects in title which would not, in the aggregate, have a Material Adverse Effect;
     (P) it knows of no reason why the regulatory approvals referred to in paragraphs (A)(2) and (A)(3) of Article V should not be obtained without the imposition of any condition of the type referred to in the proviso following such paragraphs (A)(2) and (3) and it has taken no action or agreed to take any action that is reasonably likely to prevent the Merger from qualifying for treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes;

     (Q) in the case of Synovus, its reserve for possible loan and lease losses as shown in its audited financial statements as of December 31, 2004 was, and its reserve for possible loan and lease losses as shown in all Quarterly Reports on Form 10-Q subsequent to December 31, 2004 and filed prior to the Effective Date will be, adequate in all material respects under generally accepted accounting principles applicable to banks and bank holding companies, and in the case of Riverside, its reserve for possible loan and lease losses as shown in its audited financial statements as of December 31, 2004 was, and its reserve for possible loan and lease losses as shown in its unaudited quarterly financial statements prepared for all quarters subsequent to December 31, 2004 ending prior to the Effective Date will be, adequate in all material respects under generally accepted accounting principles applicable to banks and bank holding companies;
     (R) it and each of its Subsidiaries: (1) conducts its business in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, policies or guidelines applicable thereto; and (2) has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted and the absence of which would have a Material Adverse Effect; all such permits, licenses, certificates of authority, orders, and approvals are in full force and effect, and to the best knowledge of it no suspension or cancellation of any of them is threatened;
     (S) in the case of Synovus, the shares of capital stock to be issued pursuant to the Plan, when issued in accordance with the terms of the Plan, will be duly authorized, validly issued, fully paid and nonassessable and subject to no preemptive rights of any current or past shareholders;
     (T) neither it nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or threatened;
     (U) other than services provided by Burke Capital Group, L.L.C., which has been retained by Riverside and the arrangements with which, including fees, have been disclosed to Synovus prior to the date hereof, neither it nor any of its Subsidiaries, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder’s fees, and no broker or finder has acted directly or indirectly for it or any of its Subsidiaries, in connection with the Plan or the transactions contemplated hereby;
     (V) the information to be supplied by it for inclusion in: (1) the Registration Statement on Form S-4 and/or such other form(s) as may be appropriate to be filed under the Securities Act, with the SEC by Synovus for the purpose of, among other things, registering the Synovus Common Stock to be issued to the shareholders of Riverside in the Merger (the “Registration Statement”); or (2) the proxy statement to be filed with the SEC under the Exchange Act and distributed in connection with Riverside’s meeting of its shareholders to vote upon this Plan (as amended or supplemented from time to time, the “Proxy Statement”, and together with the prospectus included in the Registration Statement, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) will not at the time such Registration Statement becomes effective, and in the case of the Proxy Statement/Prospectus at the time it is mailed and at the time of the meeting of shareholders contemplated under this Plan, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading;
     (W) for purposes of this section, the following terms shall have the indicated meaning:
     “Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to: (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource); and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term Environmental Law includes without limitation: (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. ‘ 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ‘ 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. ‘ 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ‘ 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. ‘ 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. ‘ 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. ‘ 300f, et seq; all accompanying federal regulations and all comparable state and local laws; and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.
     “Hazardous Substance” means any substance or waste presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated,

under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, friable asbestos, radioactive material, and polychlorinated biphenyls.
     “Loan Portfolio Properties and Other Properties Owned” means those properties owned or operated by Synovus or Riverside as applicable, or any of their respective Subsidiaries.
          (1) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or, to the actual knowledge of its executive officers, threatened against it and its Subsidiaries relating to the Loan Portfolio Properties and Other Properties Owned by it or its Subsidiaries under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, nor, in the actual knowledge of its executive officers and the executive officers of its Subsidiaries, are there any circumstances which could lead to such actions, suits, demands, notices, claims, investigations or proceedings, except such which will not have, or result in, a Material Adverse Effect; and
     (X) in the case of Riverside, all securities issued by it (or any other person), convertible into Riverside Class A Common Stock shall, as a result and upon consummation of the Merger be convertible only into Synovus Common Stock.
IV. COVENANTS
     Synovus hereby covenants to Riverside, and Riverside hereby covenants to Synovus, that:
     (A) it shall take or cause to be taken all action necessary or desirable under the Plan on its part as promptly as practicable, including the filing of all necessary applications and the Registration Statement, so as to permit the consummation of the transactions contemplated by the Plan at the earliest possible date and cooperate fully with the other party hereto to that end;
     (B) in the case of Riverside, it shall: (1) take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving the Plan as soon as is reasonably practicable; (2) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable federal and state law and with its articles of incorporation and bylaws; (3) recommend to its shareholders that they approve the Plan (unless it has been advised in writing that to do so would constitute a breach of fiduciary or legal duties of its Board of Directors); and (4) cooperate and consult with Synovus with respect to each of the foregoing matters;

     (C) it will cooperate in the preparation and filing of the Proxy Statement/Prospectus and Registration Statement in order to consummate the transactions contemplated by the Plan as soon as is reasonably practicable;
     (D) Synovus will advise Riverside, promptly after Synovus receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of Synovus Common Stock issuable pursuant to the Plan for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information;
     (E) in the case of Synovus, it shall take all actions to obtain, prior to the effective date of the Registration Statement, all applicable state securities law or “Blue Sky” permits, approvals, qualifications or exemptions for the Synovus shares to be issued pursuant to this Plan;
     (F) subject to its disclosure obligations imposed by law or regulatory authority, unless reviewed and agreed to by the other party hereto in advance, it will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby; provided however, that nothing in this paragraph (F) shall be deemed to prohibit either party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party’s disclosure obligations imposed by law;
     (G) from and subsequent to the date hereof, it will: (1) give to the other party hereto and its respective counsel and accountants reasonable access to its premises and books and records during normal business hours for any reasonable purpose related to the transactions contemplated hereby; and (2) cooperate and instruct its respective counsel and accountants to cooperate with the other party hereto and with its respective counsel and accountants with regard to the formulation and production of all necessary information, disclosures, financial statements, registration statements and regulatory filings with respect to the transactions encompassed by the Plan;
     (H) it shall notify the other party hereto as promptly as practicable of: (1) any breach of any of its representations, warranties or agreements contained herein; (2) any occurrence, or impending occurrence, of any event or circumstance which would cause or constitute a material breach of any of the representations, warranties or agreements of it contained herein; and (3) any material adverse change in its financial condition, results of operations or business; and (4) it shall use its best efforts to prevent or remedy the same;
     (I) it shall cooperate and use its best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies or agencies, including, in the case of Synovus, submission of applications for approval of the Plan and the transactions contemplated hereby to the Board of Governors of the Federal Reserve System (the “Board of Governors”) in accordance with the provisions of the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the Georgia Department of Banking and Finance (“Georgia Department”), and to such other regulatory agencies as required by law;
     (J) it will use its best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes;
     (K) Synovus shall use its best efforts to cause the shares of Synovus Common Stock to be issued pursuant to the terms of this Plan to be approved for listing on the NYSE, and shall cause each such share to be entitled to ten (10) votes per share in accordance with and subject to those certain Articles of Amendment to Synovus’ Articles of Incorporation dated April 24, 1986;
     (L) following the Effective Date, Synovus shall provide generally to officers and employees of Riverside and its Subsidiaries as of the Effective Date employee benefits, including without limitation pension benefits, health and welfare benefits, life insurance and vacation and severance arrangements (collectively, “Employee Benefits”), that are substantially similar, in the aggregate, to the Employee Benefits provided by Riverside and its Subsidiaries. As soon as administratively practicable following the Effective Date, Synovus shall provide generally to officers and employees of Riverside and its Subsidiaries Employee Benefits that are substantially similar, in the aggregate, to those provided by Synovus and its Subsidiaries to similarly situated employees. With respect to Employee Benefits maintained by Synovus and its Subsidiaries in which employees participate after the Effective Date, Synovus agrees: (1) to treat service by Riverside employees prior to the Effective Date as service with Synovus for eligibility, vesting and benefit accrual purposes; provided, however, that service crediting prior to the Effective Date will not be granted for benefit accrual purposes under any “previous plan,” within the meaning of Section 3(2) of ERISA, maintained by Synovus and its Subsidiaries; (2) to waive waiting periods and pre-existing condition limitations, if any, as would otherwise be applied to participating employees of Riverside upon the implementation of such Employee Benefits constituting “group health plans” within the meaning of Section 5000(b)(i) of the Code; and (3) to provide Riverside employees with credit toward deductible and out-of-pocket limitations under such group health plan(s) for health expenses incurred by them for the entire portion of the first plan year of their entry into such group health plan(s) even if their entry was not on the first day of the plan year;
     (M) in the case of Synovus, it shall promptly furnish Riverside with copies of all documents filed prior to the Effective Date with the SEC and all documents filed with other governmental or regulatory agencies or bodies in connection with the Merger and, in the case of Riverside, it will furnish to Synovus, promptly after the preparation and/or receipt by Riverside thereof, copies of its unaudited monthly financial statements and shall furnish to Synovus, promptly after the preparation and/or receipt by Riverside or its Subsidiaries copies of all monthly financial statements of its Subsidiaries, and all call reports of Riverside Bank for the applicable periods then ended, and such financial statements and call reports shall, upon delivery to Synovus, be treated for purposes of paragraph (H) of Article III hereof, as among the Financial Statements of Riverside and Financial Statements of Riverside’s Subsidiaries;
     (N) Riverside shall use its best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) to deliver to Synovus as soon as practicable after the date hereof, but in no event after the date of the Riverside shareholders’ meeting called to approve the Merger, a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Riverside Stock held by such “affiliate” except as contemplated by this Agreement and will not sell, pledge, transfer or otherwise dispose of the shares of Synovus Common Stock to be received by such “affiliate” in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. The certificates of Synovus Common Stock issued to affiliates of Riverside will bear an appropriate legend reflecting the foregoing;
     (O) it will not directly or indirectly take any action or omit to take any action to cause any of its representations and warranties made in this Plan to become untrue;
     (P) in the case of Synovus, it shall take no action which would cause the shareholders of Riverside to recognize gain or loss as a result of the Merger to the extent such shareholders would not otherwise recognize gain or loss as described in paragraph (A)(8) of Article V;
     (Q) Riverside shall coordinate with Synovus the declaration of any dividends in respect of Riverside Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Riverside Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Riverside Stock and any shares of Synovus Common Stock any such holder receives in exchange therefor in the Merger.
     (R) Riverside will, within thirty (30) days after the date hereof, engage a firm satisfactory to Synovus to conduct: (a) a Phase I environmental site assessment of the banking facilities currently owned by Riverside upon which Riverside is conducting a banking business, which assessment shall meet the standards of ASTM E1527-00 and shall include at a minimum a site history, on-site inspection, asbestos sampling of presumed asbestos containing material, evaluation of surrounding properties and soil tests if the results of the Phase I indicate a need therefor; and (b) a transaction screen that meets the standards of ASTM E 1528 for the property that Riverside leases, and in addition, Riverside agrees to conduct a Phase I assessment of the leased property if, in Synovus’ reasonable judgment, the transaction screen indicates potential environmental liabilities associated with the leased properties accruing to Riverside or Riverside’s successor. Synovus has requested such inspection and testing in an effort to reasonably determine whether potential liabilities exist relating to Environmental Law. Delivery of the Phase I assessments and transaction screen satisfactory to Synovus is an express condition precedent to the consummation of the Merger. Within fifteen (15) days after receipt of these reports, Synovus shall notify Riverside in writing whether or not, in the reasonable judgment of Synovus, any potential liabilities identified in such reports could reasonably be expected to have or result in a Material Adverse Effect on Riverside. In the event that Synovus determines, in its reasonable judgment, any potential liabilities identified in such reports could reasonably be expected to have or result in a Material Adverse Effect on Riverside, such written notification shall include a statement by Synovus regarding whether or not it intends to terminate this Agreement based upon the results of such reports. The Parties agree that Synovus has given Riverside good and valuable consideration for its agreement to obtain and pay the cost of such inspection and testing, and Synovus shall be entitled to rely on same;
     (S) prior to the Effective Date, Riverside shall purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors’ and officers’ liability insurance policy maintained by Riverside to provide for continued coverage of such insurance for a period of four years following the Effective Date with respect to matters occurring prior to the Effective Date;
     (T) (1) In the case of Synovus, subject to the conditions set forth in paragraph (T)(2) below, for a period of four (4) years after the Effective Date, Synovus shall indemnify, defend and hold harmless each person entitled to indemnification from Riverside and its Subsidiaries (each, an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring at or prior to the Effective Date (including the transactions contemplated by this Agreement) to the fullest extent permitted under Georgia law and by Riverside’s and its Subsidiaries’ Articles of Incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation. Without limiting the foregoing, in any case in which approval by Synovus is required to effectuate any indemnification, Synovus shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Synovus and the Indemnified Party;
     (2) Any Indemnified Party wishing to claim indemnification under paragraph (T)(1) above upon learning of any such liability or litigation, shall promptly notify Synovus thereof. In the event of any such litigation (whether arising before or after the Effective Date), (a) Synovus shall have the right to assume the defense thereof, and Synovus shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Synovus elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Synovus and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Synovus shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Synovus shall be obligated pursuant to this paragraph (T)(2) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (b) the Indemnified Parties will cooperate in the defense of any such litigation, and (c) Synovus shall not be liable for any settlement effected without its prior written consent, which will not unreasonably be withheld; and provided further, that Synovus shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law;
     (U) in the case of Synovus, it will make available to Riverside 25,000 shares of Synovus Common Stock to be distributed on the Effective Date in the discretion of Riverside’s executive management to key employees of Riverside in the form of restricted stock awards; and
     (V) prior to the Effective Date, Riverside will use its best efforts to take all steps required to exempt the transactions contemplated by this Agreement from any applicable state anti-takeover law.
V. CONDITIONS TO CONSUMMATION
     (A) The respective obligations of Synovus and of Riverside to effect the Merger shall be subject to the satisfaction prior to the Effective Date of the following conditions:
          (1) the Plan and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of Riverside in accordance with applicable law and Riverside shall have furnished to Synovus certified copies of resolutions duly adopted by Riverside’s shareholders evidencing the same;
          (2) the procurement by Synovus and Riverside of approval of the Plan and the transactions contemplated hereby by the Board of Governors and the Georgia Department;
          (3) procurement of all other regulatory consents and approvals which are necessary to the consummation of the transactions contemplated by the Plan; provided, however, that no approval or consent in paragraphs (A)(2) and (A)(3) of this Article V shall be deemed to have been received if it shall include any conditions or requirements (other than conditions or requirements which are customarily included in such an approval or consent which do not have a Material Adverse Effect) which would have such a Material Adverse Effect on the economic or business benefits of the transactions contemplated hereby as to render inadvisable the consummation of the Merger in the reasonable opinion of the Board of Directors of Synovus or Riverside;
          (4) the satisfaction of all other statutory or regulatory requirements, including the requirements of NYSE or other self regulating organizations, which are necessary to the consummation of the transactions contemplated by the Plan;
          (5) no party hereto shall be subject to any order, decree or injunction or any other action of a United States federal or state court of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;
          (6) no party hereto shall be subject to any order, decree or injunction or any other action of a United States federal or state governmental, regulatory or administrative agency or commission permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;
          (7) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Synovus shall have received all state securities law and “Blue Sky” permits, approvals, qualifications or exemptions necessary to consummate the transactions contemplated hereby;
          (8) each party shall have received an opinion (“Tax Opinion”) from Powell Goldstein LLP, on or before the Effective Date, to the effect that for federal income tax purposes (a) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (b) the exchange in the Merger of Riverside Stock for Synovus Common Stock will not give rise to gain or loss to the shareholders of Riverside with respect to such exchange (except to the extent of cash received in lieu of fractional shares), and (c) neither Riverside nor Synovus will recognize gain or loss as a consequence of the Merger; and
          (9) each party shall have delivered to the other party a certificate, dated as of the Effective Date, signed by its Chief Executive Officer and its Chief Financial Officer, to the effect that, to the best knowledge and belief of such officers, the statement of facts and representations made on behalf of the management of such party, presented to Powell Goldstein LLP in delivering the Tax Opinion, were at the date of such presentation true, correct and complete. Each party shall have received a copy of the Tax Opinion referred to in paragraph (A)(8) of this Article V.
     (B) The obligation of Synovus to effect the Merger shall be subject to the satisfaction prior to the Effective Date of the following additional conditions:

          (1) the representations and warranties of Riverside contained in this Agreement shall be true and correct in all material respects, in each case on the date hereof and on the Effective Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain true and correct in all material respects as of such date) and the covenants contained herein shall be complied with by the Effective Date; provided, however, if any such representation or warranty shall be subject to a qualification as to materiality, such qualified representation and warranty shall be true and correct in all respects, in each case on the date hereof and on the Effective Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain true and correct in all respects as of such date);
          (2) there shall be no discovery of facts, or actual or threatened causes of action, investigations or proceedings by or before any court or other governmental body that relates to or involves either Riverside or its Subsidiaries: (a) which, in the reasonable judgment of Synovus, would have a Material Adverse Effect, or which may be foreseen to have a Material Adverse Effect on, either Riverside or the consummation of the transactions contemplated by this Agreement; (b) that challenges the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement; or (c) that seeks to restrain or invalidate the consummation of the transactions contemplated by this Agreement or seeks damages in connection therewith;
          (3) Synovus shall not have learned of any fact or condition with respect to the business, properties, assets, liabilities, deposit relationships or earnings of Riverside which, in the reasonable judgment of Synovus, is materially at variance with one or more of the warranties or representations set forth in this Agreement and which, in the reasonable judgment of Synovus, has or will have a Material Adverse Effect on Riverside;
          (4) Kessel D. Stelling, Jr. shall have entered into an employment agreement with Synovus as proposed by Synovus and approved by Mr. Stelling which will become effective as of the Effective Date;
          (5) on the Effective Date, Riverside Bank will have a CAMELS rating of at least 2 and a Compliance Rating and Community Reinvestment Act Rating of at least Satisfactory;
          (6) on the Effective Date, Riverside will have a non-performing assets ratio (with such ratio to be determined as follows: nonaccrual and restructured loans plus other real estate divided by total loans net of unearned income plus other real estate) of not more than .30%, an annualized charge off ratio (based on the six month period ending on the Effective

Date) of not more than .10% and an allowance for loan losses which will be adequate in all material respects under generally accepted accounting principles applicable to banks;
          (7) Riverside shall have delivered to Synovus the environmental reports referenced in Article IV(R);
          (8) the results of any regulatory exam of Riverside and its Subsidiaries occurring between the date hereof and the Effective Date shall be reasonably satisfactory to Synovus; and
          (9) each of the officers and directors of Riverside shall have delivered a letter to Synovus to the effect that such person is not aware of any claims he might have against Riverside other than routine compensation, benefits and the like as an employee, or ordinary rights as a customer.
     (C) The obligation of Riverside to effect the Merger shall be subject to the satisfaction prior to the Effective Date of the following additional conditions:
          (1) the representations and warranties of Synovus contained in this Agreement shall be true and correct in all material respects, in each case on the date hereof and on the Effective Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain true and correct in all material respects as of such date) and the covenants contained herein shall be complied with by the Effective Date; provided, however, if any such representation or warranty shall be subject to a qualification as to materiality, such qualified representation and warranty shall be true and correct in all respects, in each case on the date hereof and on the Effective Date (unless the representations and warranties address matters as of a particular date, in which case they shall remain true and correct in all respects as of such date);
          (2) the listing for trading of the shares of Synovus Common Stock which shall be issued pursuant to the terms of this Plan on the NYSE, shall have been approved by the NYSE subject to official notice of issuance and the Board of Directors of Synovus shall have adopted a resolution granting 10 votes per share with respect to the shares of Synovus Common Stock to be issued under this Agreement;
          (3) there shall be no discovery of facts, or actual or threatened causes of action, investigations or proceedings by or before any court or other governmental body that relates to or involves either Synovus or its Subsidiaries: (a) which, in the reasonable judgment of Riverside, would have a Material Adverse Effect on, or which may be foreseen to have a material Adverse Effect on, either Synovus or the consummation of the transactions contemplated by this Agreement; (b) that challenges the validity or legality of this Agreement or the consummation of the transactions contemplated by the Agreement; or (c) that seeks to restrain or invalidate the consummation of the transactions contemplated by this Agreement or seeks damages in connection therewith;
          (4) Riverside shall not have learned of any fact or condition with respect to the business, properties, assets, liabilities, deposit relationships or earnings of Synovus which, in the reasonable judgment of Riverside, is materially at variance with one or more of the warranties or representations set forth in this Agreement and which, in the reasonable judgment of Riverside, has or will have a Material Adverse Effect on Synovus;
          (5) Riverside shall have received from the Senior Deputy General Counsel of Synovus an opinion to the effect that Synovus is duly organized, validly existing and in good standing, the Plan has been duly and validly authorized by all necessary corporate action on the part of Synovus, has been duly and validly executed and delivered by Synovus, is the valid and binding obligation of Synovus, enforceable in accordance with its terms except as such may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and that the shares of Synovus Common Stock to be issued in the Merger are duly authorized, validly issued, fully paid, nonassessable, and not subject to any preemptive rights of any current or past shareholders;
          (6) Riverside shall have received from Burke Capital Group, L.L.C. a letter to the effect that, in the opinion of such firm, the Per Share Exchange Ratio is fair, from a financial point of view, to the holders of Riverside Stock; and
          (7) Synovus shall not have issued any shares of stock with preferences superior to those of the Synovus Common Stock to be issued to the shareholders of Riverside in connection with the Merger.
VI. TERMINATION
     A. The Plan may be terminated prior to the Effective Date, either before or after its approval by the stockholders of Riverside:
          (1) by the mutual consent of Synovus and Riverside, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board;
          (2) by Synovus or Riverside if consummation of the Merger does not occur by reason of the failure of any of the conditions precedent set forth in Article V hereof unless the failure to meet such condition precedent is due to a breach of the Plan by the party seeking to terminate;

          (3) by Synovus or Riverside if its Board of Directors so determines by vote of a majority of the members of its entire Board in the event that the Merger is not consummated by December 31, 2005 unless the failure to so consummate by such time is due to the breach of the Plan by the party seeking to terminate;
          (4) by Riverside if the closing price of Synovus Common Stock on the NYSE on any day after the date of this Agreement is less than $27.00. Riverside shall thereafter have ten business days in which to make a determination to terminate this Agreement and shall notify Synovus of such determination prior to the expiration of the business day following such determination; and
          (5) by Synovus, if the closing price of Synovus Common Stock on the NYSE on any day after the date of this Agreement is greater than $35.00. Synovus shall thereafter have ten business days in which to make a determination to terminate this Agreement and shall notify Riverside of such determination prior to the expiration of the business day following such determination.
     B. In the event of the termination and abandonment of this Agreement pursuant to paragraph (A) of Article VI of this Agreement, this Agreement shall become void and have no effect, except as set forth in paragraph (A) of Article VIII, and there shall be no liability on the part of any party hereto or their respective officers or directors; provided, however, that: (1) Riverside shall be entitled to a cash payment from Synovus for Riverside’s reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $150,000, which amount shall not be deemed an exclusive remedy or liquidated damages, in the event of the termination of this Agreement due to the failure by Synovus to satisfy any of its representations, warranties or covenants set forth herein; and (2) Synovus shall be entitled to a cash payment from Riverside for Synovus’ reasonable out-of-pocket expenses relating to the Merger and for reimbursement of the fair market value of services provided by internal counsel and due diligence team members in connection with the Merger in an amount not to exceed $150,000, which amount shall not be deemed an exclusive remedy or liquidated damages, in the event of the termination of this Agreement due to the failure by Riverside to satisfy any of its representations, warranties or covenants set forth herein.
VII. EFFECTIVE DATE
     The “Effective Date” shall be the date on which the Merger becomes effective as specified in the Certificate of Merger to be filed with the Secretary of State of Georgia.

VIII. OTHER MATTERS
     (A) The agreements and covenants of the parties which by their terms apply in whole or in part after the Effective Date shall survive the Effective Date. Except for paragraph (S) of Article III, and paragraph (N) of Article IV which shall survive the Effective Date, no other representations, warranties, agreements and covenants shall survive the Effective Date. If the Plan shall be terminated, the agreements of the parties in paragraph (F) of Article IV, paragraph (B) of Article VI and paragraphs (E) and (F) of this Article shall survive such termination.
     (B) Prior to the Effective Date, any provision of the Plan may be: (1) waived by the party benefited by the provision or by both parties; or (2) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto approved by their respective Boards of Directors (to the extent allowed by law) or by their respective Boards of Directors.
     (C) This Plan may be executed in multiple and/or facsimile originals, and each copy of the Plan bearing the manually executed, facsimile transmitted or photocopied signature of each of the parties hereto shall be deemed to be an original.
     (D) The Plan shall be governed by, and interpreted in accordance with, the laws of the State of Georgia.
     (E) Each party hereto will bear all expenses incurred by it in connection with the Plan and the transactions contemplated hereby, including, but not limited to, the fees and expenses of its respective counsel and accountants.
     (F) Each of the parties and its respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed unless it is advised by counsel that any such information is required by law to be disclosed.
     (G) All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing), by overnight courier or sent by registered or certified mail, postage paid, to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.
     If to Synovus:
Mr. Thomas J. Prescott
Chief Financial Officer
Synovus Financial Corp.
1111 Bay Avenue, Suite 500

Columbus, Georgia 31901
Fax (706) 649-2342
     With a copy to:
Ms. Kathleen Moates
Senior Deputy General Counsel
Synovus Financial Corp.
1111 Bay Avenue, Suite 501
Columbus, Georgia 31901
Fax (706) 644-1957
     If to Riverside:
Mr. Kessel D. Stelling, Jr.
Chairman & CEO
Riverside Bancshares, Inc.
1200 Johnson Ferry Road
Marietta, Georgia 30068
Fax (770) 977-0410
     With a copy to:
Mr. Walter G. Moeling, IV
Powell Goldstein LLP
1201 West Peachtree Street, NW
Atlanta, Georgia 30309-3488
Fax (404) 572-6999
     (H) All terms and provisions of the Plan shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided for herein, nothing in this Plan is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Plan.
     (I) The Plan represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.
     (J) This Plan may not be assigned by either party hereto without the written consent of the other party.

     In Witness Whereof, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers as of the day and year first above written.

SYNOVUS FINANCIAL CORP.
By:	/s/Frederick L. Green, III

Title: Vice Chairman

RIVERSIDE BANCSHARES, INC.
By:	/s/Kessel D. Stelling, Jr.

Title: Chairman and Chief Executive Officer

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN SYNOVUS FINANCIAL CORP.
AND RIVERSIDE BANCSHARES, INC.
     THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (the “Amendment”) is made and entered into as of December 27, 2005 by and between SYNOVUS FINANCIAL CORP., (“Synovus”), a corporation organized under the laws of the State of Georgia, and RIVERSIDE BANCSHARES, INC. (“Riverside”), a corporation organized under the laws of the State of Georgia.
     WHEREAS, the parties hereto are parties to that certain Agreement and Plan of Merger dated September 6, 2005 (the “Agreement”);
     WHEREAS, in order to evidence their mutual intent with respect to the provisions of the Agreement, the parties desire to amend the Agreement in certain respects as set forth herein.
     NOW THEREFORE, the parties, intending to be legally bound, hereby amend the Agreement in the following respects, with all capitalized terms used herein but not defined having the meaning set forth in the Agreement.
     1. The second paragraph of Section I(B) is hereby deleted in its entirety and replaced with the following text:
          “By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of Riverside Stock issued and outstanding on the Effective Date shall be converted into and exchangeable for the right to receive 1.10 shares of Synovus Common Stock (“Per Share Exchange Ratio”).”
     2. Section II(A)(2) is hereby deleted in its entirety and replaced with the following text:
          “(2) declare, set aside, or pay any dividend or distribution with respect to the capital stock of Riverside other than, for each cash dividend of Synovus paid after January 1, 2006 (including an amount for any dividends declared but unpaid as of the Effective Date of the Merger,) a cash dividend per share equal to the product of that Synovus cash dividend per share and the Per Share Exchange Ratio plus an additional five percent per share to be paid on the Riverside Class B Common Stock;”
     3. Section IV(Q) is hereby deleted in its entirety and replaced with the following text:

          “(Q) Subject to the provisions of Section II(A)(2) of this Agreement, Riverside shall coordinate with Synovus the declaration of any dividends in respect of Riverside Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Riverside Stock shall not otherwise receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Riverside Stock and any shares of Synovus Common Stock any such holder receives in exchange therefor in the Merger.”
     4. Section VI(A)(3) is hereby deleted in its entirety and replaced with the following text:
          “(3) by Synovus or Riverside, if its Board of Directors so determines by vote of a majority of the members of its entire Board in the event that the Merger is not consummated by April 30, 2006 unless the failure to so consummate by such time is due to the breach of the Plan by the party seeking to terminate;”
     5. Section VI(A)(4) is hereby deleted in its entirety and replaced with the following text:
          “(4) by Riverside, if the average closing price of the Synovus Common Stock on the NYSE for the ten trading days prior to the Effective Date is less than $23.00 per share.”
     6. Section VI(A)(5) is hereby deleted in its entirety and replaced with the following text:
          “(5) by Synovus, if the average closing price of the Synovus Common Stock on the NYSE for the ten trading days preceding the Effective Date is greater than $35.00 per share.”
     7. Except as expressly set forth herein, this Amendment shall not constitute an amendment or waiver of any term or condition of the Agreement, and all such terms and conditions of the Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects.
     8. This Amendment will be governed by the laws of the State of Georgia without regard to conflicts of laws principles.
     9. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.
[Signatures appear on the next page]

     IN WITNESS WHEREOF, the parties executed and delivered this Amendment as of the date first written above.

SYNOVUS FINANCIAL CORP.

By:	/s/Thomas J. Prescott

Name: Thomas J. Prescott

Title: Executive Vice President and CFO

RIVERSIDE BANCSHARES, INC.

By:	/s/Kessel D. Stelling, Jr.

Name: Kessel D. Stelling, Jr.

Title: Chairman and CEO

Appendix B
GEORGIA BUSINESS CORPORATION CODE
ARTICLE 13.
DISSENTERS’ RIGHTS
PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES
14-2-1301 Definitions. — As used in this article, the term:
(1)	“Beneficial Shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)	“Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

(3)	“Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(4)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

(5)	“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

(6)	“Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

(7)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(8)	“Shareholder” means the record shareholder or the beneficial shareholder.
14-2-1302 Right To Dissent. — (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:
(1)	Consummation of a plan of merger to which the corporation is a party:

(A)	If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger, unless:
(i)	The corporation is merging into a subsidiary corporation pursuant to Code Section 14-2-1104;

(ii)	Each shareholder of the corporation whose shares were outstanding immediately prior to the effective time of the merger shall receive a like number of shares of the surviving corporation, with designations, preferences, limitations, and relative rights identical to those previously held by each shareholder; and

(iii)	The number and kind of shares of the surviving corporation outstanding immediately following the effective time of the merger, plus the number and kind of shares issuable as a result of the merger and by conversion of securities issued pursuant to the merger, shall not exceed the total number and kind of shares of the corporation authorized by its articles of incorporation immediately prior to the effective time of the merger; or
(B)	If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;
(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)	Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)	An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

(5)	Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
     (b) A shareholder entitled to dissent and obtain payment for his or her shares under this article may not challenge the corporate action creating his or her entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.
     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:
(1)	In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

(2)	The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.
14-2-1303 Dissent By Nominees And Beneficial Owners. — A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.
PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS
14-2-1320 Notice Of Dissenters’ Rights. — (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.
     (b) If corporate action creating dissenters’ rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken.
14-2-1321 Notice Of Intent To Demand Payment. — (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

(1)	Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(2)	Must not vote his shares in favor of the proposed action.
     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article.
14-2-1322 Dissenters’ Notice. — (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.
     (b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:
(1)	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

(4)	Be accompanied by a copy of this article.
14-2-1323 Duty To Demand Payment. — (a) A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.
     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.
14-2-1324 Share Restrictions. — (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
14-2-1325 Offer Of Payment. — (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.
     (b) The offer of payment must be accompanied by:
(1)	The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	A statement of the corporation’s estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

(5)	A copy of this article.
     (c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later.
14-2-1326 Failure To Take Action. — (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure.
14-2-1327 Procedure If Shareholder Dissatisfied With Payment Or Offer. — (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

(1)	The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

(2)	The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.
     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.
     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:
(1)	The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

(2)	The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due.
PART 3. JUDICIAL APPRAISAL OF SHARES
14-2-1330 Court Action. — (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.
     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.
     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment.
14-2-1331 Court Costs And Counsel Fees. — (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.
     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:
(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

(2)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.
     14-2-1332 Limitation Of Actions. — No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322.

Appendix C
Burke Capital Group, L.L.C.[logo]
September 6, 2005
Board of Directors
Riverside Bancshares, Inc.
1200 Johnson Ferry Road
Marietta, GA 30068
Members of the Board of Directors:
     Riverside Bancshares, Inc. (“Riverside”) and Synovus Financial Corporation (“Synovus”) have entered into an Agreement and Plan of Merger (the “Agreement”), dated as of the 6th day of September, 2005, whereby Riverside will merge with and into Synovus (the “Merger”), with Synovus being the surviving corporation and with the issued and outstanding shares of common stock of Riverside (“Riverside Common Stock”) and options to purchase Riverside common stock being converted into the right to receive 1.0312 shares of common stock of Synovus (“Synovus Stock”), as elected by the shareholders of Riverside. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that Synovus will render.
     Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. Riverside has retained us to render our opinion to its Board of Directors.
In connection with this opinion, we have reviewed, among other things:
(i)	The Agreement and certain of the schedules thereto;

(ii)	Certain publicly available financial statements and other historical financial information of Riverside that it deemed relevant;

(iii)	Projected earnings estimates for Riverside for the years ending December 31, 2005 through 2010 prepared by and reviewed with senior management of Riverside and the views of senior management regarding Riverside’s business, financial condition, results of operations and future prospects;

(iv)	Internal financial and operating information with respect to the business, operations and prospects of Riverside furnished to BCG by Riverside that is not publicly available;

(v)	Certain publicly available financial statements and other historical financial information of Synovus that it deemed relevant;

Board of Directors — Riverside Bancshares, Inc.
September 6, 2005

(vi)	The reported prices and trading activity of Synovus’ common stock and compared those prices and activity with other publicly-traded companies that BCG deemed relevant;

(vii)	The pro forma financial impact of the merger on Synovus’ ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Riverside and BCG;

(viii)	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

(ix)	The current market environment generally and the banking environment in particular;

(x)	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
     In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that Riverside and Synovus or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of Riverside and Synovus that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Riverside, Synovus or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Riverside or Synovus, nor have we reviewed any individual credit files relating to Riverside or Synovus. We have assumed, with your consent, that the respective allowances for loan losses for both Riverside and Synovus are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for Riverside and Synovus and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of Riverside, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Riverside and Synovus and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Riverside’s or Synovus’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us, which is June 30, 2005. We have assumed in all respects material to our analysis that Riverside and Synovus will

Board of Directors — Riverside Bancshares, Inc.
September 6, 2005

remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.
     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which Riverside’s common stock may trade at any time.
     We will receive a fee for our services as financial advisor to Riverside and for rendering this opinion. BCG does not have an investment banking relationship with Synovus; nor does it have any contractual relationship with Synovus.
     This opinion is directed to the Board of Directors of Riverside and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.
     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.
Very Truly Yours,
/s/Burke Capital Group, L.L.C.
Burke Capital Group, L.L.C.

[BURKE CAPITAL GROUP, L.L.C. LETTERHEAD]
December 27, 2005
Board of Directors
Riverside Bancshares, Inc.
1200 Johnson Ferry Road
Marietta, GA 30068
Members of the Board of Directors:
     Riverside Bancshares, Inc. (“Riverside”) and Synovus Financial Corporation (“Synovus”) have entered into an Agreement and Plan of Merger, dated as of the 6th day of September, 2005, as amended as of the 27th day of December, 2005 (together with the amendment, the “Agreement”), whereby Riverside will merge with and into Synovus (the “Merger”), with Synovus being the surviving corporation and with the issued and outstanding shares of common stock of Riverside (“Riverside Common Stock”) and options to purchase Riverside common stock being converted into the right to receive 1.10 shares of common stock of Synovus (“Synovus Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, as of the date hereof, of the Merger consideration that Synovus will render.
     Burke Capital Group, L.L.C. (“BCG”) is an investment banking firm which specializes in financial institutions in the United States. Riverside has retained us to render our opinion to its Board of Directors.
In connection with this opinion, we have reviewed, among other things:
(i)	The Agreement and certain of the schedules thereto;

(ii)	Certain publicly available financial statements and other historical financial information of Riverside that it deemed relevant;

(iii)	Projected earnings estimates for Riverside for the years ending December 31, 2005 through 2010 prepared by and reviewed with senior management of Riverside and the views of senior management regarding Riverside’s business, financial condition, results of operations and future prospects;

(iv)	Internal financial and operating information with respect to the business, operations and prospects of Riverside furnished to BCG by Riverside that is not publicly available;

(v)	Certain publicly available financial statements and other historical financial information of Synovus that it deemed relevant;

Board of Directors — Riverside Bancshares, Inc.
December 27, 2005

(vi)	The reported prices and trading activity of Synovus’ common stock and compared those prices and activity with other publicly-traded companies that BCG deemed relevant;

(vii)	The pro forma financial impact of the merger on Synovus’ ability to complete a transaction from a regulatory standpoint, based on assumptions determined by senior management of Riverside and BCG;

(viii)	The financial terms of other recent business combinations in the commercial banking industry, to the extent publicly available;

(ix)	The current market environment generally and the banking environment in particular;

(x)	Such other information, financial studies, analyses and investigations and financial, economic and market criteria as it considered relevant.
     In performing our review, we have relied upon the accuracy and completeness of the financial and other information that was available to us from public sources, that Riverside and Synovus or their respective representatives provided to us or that was otherwise reviewed. We have further relied on the assurances of management of Riverside and Synovus that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Riverside, Synovus or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Riverside or Synovus, nor have we reviewed any individual credit files relating to Riverside or Synovus. We have assumed, with your consent, that the respective allowances for loan losses for both Riverside and Synovus are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for Riverside and Synovus and all projections of transaction costs, purchase accounting adjustments and expected cost savings that we reviewed with the management of Riverside, BCG assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Riverside and Synovus and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have assumed in all respects material to our analysis that Riverside and Synovus will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are

Board of Directors — Riverside Bancshares, Inc.
December 27, 2005

true and correct, that each party to the Agreement and such other related agreements will perform all of the covenants they are required to perform thereunder and that the conditions precedent in the Agreement and such other related agreements are not waived.
     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the price at which Riverside’s common stock may trade at any time.
     We will receive a fee for our services as financial advisor to Riverside and for rendering this opinion. BCG does not have an investment banking relationship with Synovus; nor does it have any contractual relationship with Synovus.
     This opinion is directed to the Board of Directors of Riverside and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent.
     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the amount of the Merger consideration is fair from a financial point of view.
Very Truly Yours,
/s/ Burke Capital Group, L.L.C.
Burke Capital Group, L.L.C.

[On Powell Goldstein LLP Letterhead]
Appendix D
December 30, 2005

Synovus Financial Corp.	Riverside Bancshares, Inc.
1111 Bay Avenue, Suite 500	1200 Johnson Ferry Road
Columbus, Georgia 31901	Marietta, Georgia 30068
     Re: Merger of Riverside Bancshares, Inc. into Synovus Financial Corp.
Ladies and Gentlemen:
     You have requested our opinion as to the tax consequences under the Internal Revenue Code of 1986, as amended (the “Code”) of the proposed merger (the “Merger”) of Riverside Bancshares, Inc. (“Riverside”), a corporation organized and existing under the laws of the State of Georgia with its principal office located in Marietta, Georgia, with and into Synovus Financial Corp. (“Synovus”), a corporation organized and existing under the laws of the State of Georgia with its principal office located in Columbus, Georgia, with Synovus as the surviving entity, in accordance with that certain Agreement and Plan of Merger dated as of September 6, 2005 and the Amendment No. 1 to Agreement and Plan of Merger dated as of December 27, 2005 (collectively, the “Merger Agreement”), and incorporated herein by reference. Specifically, you have requested us to opine that the Merger will constitute a “tax-free” reorganization within the meaning of Section 368 of the Code.
     In rendering the opinions expressed below, we have examined the following documents (the “Documents”):
(a)	The Merger Agreement and amendments thereto;

(b)	The Officer’s Tax Certificates of Riverside and Synovus that have been delivered to the undersigned and incorporated herein by reference;

(c)	The Proxy Statement of Riverside and the Prospectus for Synovus; and

(d)	Such other documents and records as we have deemed necessary in order to enable us to render the opinions expressed below.
     In rendering the opinions expressed below, we have assumed, without any independent investigation or verification of any kind, that all of the information as to factual matters contained in the Documents is true, correct, and complete. Any inaccuracy with respect to factual matters contained in the Documents or incompleteness in our understanding of the facts could alter the conclusion reached in this opinion.
     In addition, for purposes of rendering the opinions expressed below, we have assumed with your permission, that (i) all signatures on all Documents reviewed by us are genuine, (ii) all Documents submitted to us as originals are true and correct, (iii) all Documents submitted to us as copies are true and correct copies of the originals thereof, (iv) each natural person signing any Document reviewed by us had

Board of Directors
Synovus Financial Corp.
Riverside Bancshares, Inc.

the legal capacity to do so, and (v) the Merger and the transactions contemplated in the Merger Agreement will be effected in accordance with the terms thereof.
     Finally, with your permission we have assumed that the sum of (i) the amount of any cash and the value of any property other than Synovus stock paid to Riverside shareholders who exercise their statutory right to dissent to the Merger, (ii) the amount of cash and the value of any property other than Synovus stock given as consideration by Synovus (or a person related to Synovus within the meaning of Treasury Regulation Section 1.368-1(e)(2)) in exchange for Riverside stock prior to, but in contemplation of, the Merger or in redemption of Synovus stock after the Merger, and (iii) the amount of cash paid to Riverside shareholders in lieu of the issuance of fractional shares of Synovus stock will not exceed fifty percent (50%) of the sum of the total value of the Riverside stock outstanding immediately prior to the effective time of the Merger and the total value of any Riverside stock purchased by Synovus (or a person related to Synovus within the meaning of Treasury Regulation Section 1.368-1(e)(2)) prior to, but in contemplation of, the Merger.
OPINION
     Based upon the foregoing, it is our opinion that the Merger will constitute a reorganization within the meaning of Code Sections 368(a)(1)(A) to which Riverside and Synovus are parties. Accordingly, it is our opinion that:
a.	No gain or loss will be recognized for federal income tax purposes by a Riverside shareholder upon the exchange of shares of Riverside stock solely (but not including cash received in lieu of fractional shares) for shares of Synovus stock. Code Section 354(a).

b.	Cash received in lieu of fractional shares will be treated for federal income tax purposes as if the fractional shares were distributed and then redeemed by Synovus. The cash payments will be treated as having been received as a distribution in exchange for the fractional shares redeemed. Code Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116.

c.	The basis of the Synovus stock, not including a fractional share, if any, of Synovus stock (that is treated as issued in the Merger and immediately redeemed), that is received by a Riverside shareholder in the Merger will equal the shareholder’s basis in the Riverside stock surrendered therefor (not including that portion of such basis allocated to the fractional share, if any, of Synovus stock received by such sharheolder). Code Section 358(a)(1).

d.	The holding period of the Synovus stock received by a Riverside shareholder will include the period during which such shareholder held the Riverside stock surrendered therefor, provided the Riverside stock was a capital asset in the hands of such shareholder at the time of the Merger. Code Section 1223(1).

e.	A Riverside shareholder receiving solely cash in exchange for his or her Riverside stock in the Merger as a result of such sharheolder’s exercise of his or her statutory right to dissent in connection with the Merger generally will recognize gain or loss equal to the

Board of Directors
Synovus Financial Corp.
Riverside Bancshares, Inc.

difference between the amount of cash so received and the basis in his or her Riverside common stock surrendered in the Merger.

f.	No gain or loss will be recognized by Riverside or Synovus Sub as a consequence of the Merger. Code Section 361(a).
* * * * *
     Our opinions are based upon the facts as they exist today, the existing provisions of the Code, Treasury Regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing federal case law, any of which could be changed at any time. Any such change may be retroactive in application and could modify the legal conclusion upon which our opinions are based.
     In addition, this opinion does not address any tax considerations under foreign, state, or local laws, or the tax considerations to certain Riverside shareholders in light of their particular circumstances, including persons who are not United States persons, dealers in securities, tax-exempt entities, shareholders who do not hold Riverside common stock as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code, and shareholders who acquired their shares of Riverside stock pursuant to the exercise of Riverside options or otherwise as compensation.
     This opinion letter is being furnished only to the party to which it is addressed and is solely for its benefit. No other person shall be entitled to rely on the opinions contained herein without our prior express written consent. Except for its inclusion in the Registration Statement on Form S-4 of Synovus, to which this opinion is attached as an exhibit with our consent, this opinion letter may not be used, circulated, quoted, published, or otherwise referred to for any purpose without our prior express written consent. Our opinions are limited to the matters stated herein, and no opinion is implied or may be inferred beyond the opinions expressly stated herein.
Very truly yours,
/s/ Powell Goldstein LLP
POWELL GOLDSTEIN LLP

RIVERSIDE BANCSHARES, INC.
Special Meeting of Shareholders, March 14, 2006
This Proxy is Solicited on Behalf of the Board of Directors

     The undersigned shareholder(s) of Riverside Bancshares, Inc. (“Riverside”), a Georgia corporation, hereby acknowledges receipt of the proxy statement/prospectus dated February 1, 2006 and hereby appoints Kessel D. Stelling, Jr. and Philip F. Resch, and each of them, proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent and vote as designated below all of the shares of Riverside Class A and/or Class B common stock that the undersigned held of record on February 1, 2006, at the Special Meeting of Shareholders of Riverside, to be held at 1200 Johnson Ferry Road, Marietta, Georgia 30068 on Tuesday, March 14, 2006 at 7:30 a.m. local time, or any adjournment or postponement thereof, on the following matters:

I.	APPROVAL OF MERGER AGREEMENT

Proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 6, 2005 and amended December 27, 2005, by and between Riverside and Synovus Financial Corp., as described in the accompanying proxy statement/prospectus dated February 1, 2006.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

II.	In their discretion, upon such other matter or matters which may properly come before the meeting or any adjournment or postponement thereof (the Board of Directors is not aware of any matter other than Proposal I which is to be presented for action at the Special Meeting).

     PLEASE COMPLETE, DATE, SIGN AND RETURN THIS PROXY PROMPTLY. This Proxy, when properly executed, will be voted in accordance with the directions given by the undersigned shareholder. If no direction is made, it will be voted FOR the approval of the Agreement and Plan of Merger. This Proxy should be marked, dated, and signed by the shareholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Dated:		, 2006

Name of Shareholder	Signature

No. of Shares	Signature